UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

CASCADIA INTERNATIONAL RESOURCES INC.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 1530, 715 – 5 Avenue S.W. Calgary, Alberta, Canada  T2P 2X6

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             38,726,121

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 53

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CASCADIA INTERNATIONAL RESOURCES INC.

FORM 20-F REGISTRATION STATEMENT

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	52
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	52
Item 15.	Controls and Procedures	52
Item 16.	Reserved	52
Item 16A.	Audit Committee Financial Expert	52
Item 16B.	Code of Ethics	52
Item 16C.	Principal Accountant Fees and Services	52
Item 16D.	Exemptions from the Listing Standards for Audit Committee	52
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	52

PART III

Item 17.	Financial Statements	52
Item 18.	Financial Statements	53
Item 19.	Exhibits	53

#

INTRODUCTION

Cascadia International Resources Inc. (“Cascadia ” , the “Company” or the “Issuer”) was incorporated pursuant to the company Act (British Columbia) on July 18, 1983 under the name Craven Resources Inc. The Issuer adopted new articles on November 22, 1983 and on January 20 1994. On January 18, 1995 the Issuer increased its authorized capital from 10,000,000 common shares to 50,000,000. The Issuer changed its name to Craven Ventures Inc. on April 20, 1990 and to Cascadia International Resources Inc. on April 7, 1997. The Issuer consolidated all its capital stock at a ratio of 4:1 on January 29, 2002. On January 8, 2003, the Issuer consolidated all its capital stock at a ratio of 2:1.

BUSINESS OF CASCADIA INTERNATINAL RESOURCES INC.

Cascadia International Resources Inc. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on the Issuer’s properties. The Issuer does not have any commercially producing mines or sites, nor is the Issuer in the process of developing any commercial mines or sites. The Issuer has not reported any revenue from operations since incorporation. As such, the Issuer is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #$, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These statements may be identified by the use of words like “plan”, “expect”, “aim”, “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Issuer’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 10/01/2004 the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name	Age	Date First Elected of Appointed

James G. Evaskevich (1)	50	June 17, 2003
Robert Middleton (1)	58	October 31, 2003
Gordon A. Bowerman (1)	63	June 27, 2003
Douglas Stuve (1)	37	January 26, 2004
Glenn Mullan	46	December 22, 2004

------------------------------------------------------------------------------

(1)

Suite 1530, 715 – 5 Avenue S.W., Calgary, Alberta CANADA T2P 2X6

(2)

Member of the Audit Committee

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 10/01/2004, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

James G. Evaskevich, President CEO	50	June 17, 2003
Robert Middleton, Vice President	58	October 31, 2003
John F.K. Aihoshi, V.P. Finance and CFO and Corporate Secretary	52	July 7, 2003

______________________________________________________________________________

______________________________________________________________________________

Mr. Evaskevich’s business functions, as President of the Company and Chief Executive Officer, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

Mr. Aihoshi’s business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Mr. Aihoshi may delegate all or part of his duties as Corporate Secretary to a nominee from time to time.

Mr. Aihoshi’s functions as V.P Finance and Chief Financial Officer include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company. He assists in ensuring the Company’s compliance with all statutory and regulatory compliance.

Mr. Middleton’s business functions, as Vice President Exploration, include responsibility for overseeing all of the Issuer’s exploration efforts. This includes hiring additional consultants to assist in exploration efforts; planning future exploration work on the Issuer’s mineral properties; assessing exploration reports; and, budgeting exploration expenses. Mr. Middleton reports directly to Mr. Evaskevich.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

Burstall Winger LLP

324 – 8 Avenue S.W.

Suite 3100

Calgary, Alberta CANADA T2P 2Z2

The Company’s bank is:

National Bank of Canada

401 8th Avenue S.W.

Calgary, Alberta CANADA T2P 1E4

1.C Auditors

The Company’s auditor is:

Meyers Norris Penny

808 4th Avenue S.W.

Suite 600

Calgary, Alberta CANADA T2P 3E8

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004 and 2003, ended July 31st was derived from the financial statements of the Company that have been audited by Meyers Norris Penny, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.

The selected financial data of the Company for Fiscal 2002, ended July 31st was derived from the financial statements of the Company that have been audited by Arthur Lam, independent Chartered Accountant, as indicated in his audit reports, which are included elsewhere in this Registration Statement

The selected financial data of the Company for Fiscal 2001 and 2000, ended July 31st was derived from the financial statements of the Company that have been audited by Abdul R. Allibhai, independent Chartered Accountant, as indicated in his audit reports, which are included elsewhere in this Registration Statement.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Unaudited Six Months		Year	Year	Year	Year	Year
CANADIAN GAAP	Ended 1/31/05	Ended 1/31/04	Ended 7/31/04	Ended 7/31/03	Ended 7/31/02	Ended 7/31/01	Ended 7/31/00

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($399)	($256)	($1,197)	($210)	($81)	($65)	($537)
Basic Income (Loss) Per Share	($0.01)	($0.01)	($0.04)	($0.03)	($0.01)	($0.01)	($0.06)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	36,548	26,069	29,095	6,320	8,102	6,514	9,099
Period-end Shares	38,676	29,652	35,404	21,045	5,279	9,116	9,116

Working Capital	$467	$3,272	$95	$572	$14	($85)	($22)
Mineral Properties	$7,797	$2,774	$7,237	$2,535	Nil	Nil	Nil
Long-Term Debt (Future Income Tax)	$2,236	$1,950	$1,798	$770	Nil	Nil	Nil
Capital Stock	$9,095	$6,392	$8,278	$4,790	$2,257	$2,077	$2,077
Shareholders’ Equity	$6,074	$4,137	$5,586	$2,337	$14	($85)	($20)
Total Assets	$8,593	$6,182	$7,703	$3,242	$29	$2	$5

US GAAP
Net Loss	N/A	N/A	($5,459)	($2,744)	($81)	N/A	N/A
Loss Per Share	N/A	N/A	($0.19)	($0.43)	($0.02)	N/A	N/A
Mineral Properties	N/A	N/A	Nil	Nil	Nil	N/A	N/A
Shareholders’ Equity	N/A	N/A	($1,652)	($198)	$14	N/A	N/A
Total Assets	N/A	N/A	$466	$708	$29	N/A	N/A

 (1)  Cumulative Net Loss since incorporation through 7/31/2004 (Latest fiscal year end) under US GAAP was ($1,651,611).

 (2)  a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

      b) Under SEC interpretation of US GAAP, all costs related to exploration-

   stage properties are expensed in the period incurred.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

March 2005		1.25	1.20	1.21
February 2005		1.26	1.23	1.23
January 2005		1.24	1.20	1.24
December 2004		1.24	1.19	1.20
November 2004		1.23	1.18	1.18
October 2004		1.27	1.22	1.22

Six Months Ended 1/31/2005		1.33	1.20	1.24
Six Months Ended 1/31/2004		1.41	1.27	1.33

Fiscal Year Ended 7/31/2004	1.50	1.60	1.33	1.36
Fiscal Year Ended 7/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 7/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 7/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 7/31/2000	1.50	1.56	1.44	1.50

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 10/31/2004, the end of the Company’s latest completed fiscal quarter.  Since that time, Cascadia issued an additional 3,262,500 common shares pursuant to a private placement. These shares were sold at a price of $0.40.

Table No. 5

Capitalization and Indebtedness

As at 10/31/2004

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
35,413,621 shares issued and outstanding	$8,267,979
Retained Earnings (deficit)	($3,733,425)
Net Stockholders’ Equity	$5,492,142
Contributed Surplus	$957,588
TOTAL CAPITALIZATION	$9,225,567

Stock Options Outstanding (At 1/31/2005):	5,669,538
Warrants Outstanding (At 1/31/2005):	14,409,584
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Related to our Company:

Cumulative Unsuccessful Exploration Efforts By Cascadia Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Cascadia in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Cascadia having to cease operations.

Cascadia Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Cascadia has an interest or the concessions in which Cascadia has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Cascadia does not ultimately find a body of ore, it would have to cease operations.

Cascadia Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage to the end of the latest completed fiscal year, according to U.S. Gaap, is ($1,651,611). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. Management has no current plans to enter into any debt obligations and plans to meet all capital requirements through the issuance of the Issuer’s capital stock.

Cascadia currently has 5,669,538 share purchase options outstanding and 14,409,584-share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 38,726,121 (as of 1/31/2005) to 58,731,243.  This represents an increase of 52% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Cascadia And Shareholders Could Find It Difficult to Sell Their Stock:

The Issuer’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Issuer’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Cascadia is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Cascadia ’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Cascadia’s growth will depend, on the efforts of its Senior Management, particularly its President, James Evaskevich; its Vice President of Finance, Mr. John Aihoshi; and, its Vice President of Exploration, Mr. Robert Middleton. Cascadia has no key-man life insurance on the Senior Officers or the Directors.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Cascadia’s Stockholders

Because the success of Cascadia is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 3,869,538 share purchase options outstanding, which, if exercised, would result in an additional 3,869,538 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Cascadia Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Cascadia.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company’s directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a “foreign private issuer”, Cascadia is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data. This data includes:

1.

Insider trading data disclosed on Canadian regulatory websites is different.

2.

U.S. companies have specified content and filing requirements regarding disclosures to shareholders for the annual meeting and Canadian regulations specify a modestly different content.

3.

Canadian interim financial statements are not necessarily prepared according to U.S. Gaap.

4.

The filing deadlines for foreign private issuers are different than for U.S. issuers.

Risks Related to the Industry

Mineral Prices May Not Support Corporate Profit for Cascadia:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist, Cascadia could have to cease operations.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Cascadia to Cease Operations:

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various Canadian Federal and provincial governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Cascadia to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Cascadia Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Cascadia may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Cascadia to cease operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Issuer’s executive office is located at:

   Suite 1530, 715 – 5th Avenue S.W.

   Calgary, Alberta, Canada T2P 2X6

   Telephone: (403) 262-9177

   Facsimile: (403) 262-8284.

   Website: www.cascadiaintl.com

   e-mail: info@cascadiaintl.com

The contact person is: Mr. James Evaskevich, President and Chief Executive Officer

The Issuer’s fiscal year ends July 31st.

The Issuer’s common shares trade on the TSX Venture Exchange under the symbol: “CJ”.

The Issuer has an unlimited number of common shares; non-voting shares; and, preferred share without nominal or par value authorized.  At 7/31/2004, the end of the Company’s most recent fiscal year, there were 35,403,621 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Cascadia International Resources Inc. was incorporated pursuant to the Company Act (British Columbia) on July 18, 1983 under name Craven Resources Inc. Cascadia adopted new articles on November 22, 1983 and on January 20 1994. On January 18, 1995 Cascadia increased its authorized capital from 10,000,000 common shares to 50,000,000. Cascadia changed its name to Craven Ventures Inc. on April 20, 1990 and to Cascadia International Resources Inc. on April 7, 1997. Cascadia consolidated all its capital stock at a ratio of 4:1 on January 29, 2002. At that time, Cascadia increased its authorized capital to an unlimited number of common shares; non-voting shares; and, preferred shares (all without nominal or par value). On March 29, 2004, the Company was continued from British Columbia to Alberta under the Alberta Business Corporations Act.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

________________________________________________________________________________ ___________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Nil	Nil	Nil
Fiscal 2000	Debt Settlement (1)	516,100	$67,093
Fiscal 2001	Nil
Fiscal 2002	Private Placement (2) Private Placement (3)	2,000,000 1,000,000	$100,000 $100,000
Fiscal 2003	Private Placement (4)	2,000,000	$200,000
	Private Placement (5)	7,500,000	$1,125,000
	Private Placement (6)	6,000,000	$1,800,000
	Exercise of share purchase warrants (7)	1,850,007	$185,000
	Agent’s commission shares (8)	150,000	$45,000
	Payment for mineral property (9)	250,000	$37,500
	Payment pursuant to finders fee agreement associated with Raglan Claims option agreement. (10)	655,833	$98,375
Fiscal 2004	Private Placement (11)	4,000,000	$2,000,000
	Exercise of share purchase warrants (12)	850,000	$85,000
	Exercise of share purchase warrants (13)	50,000	$10,500
	Private Placement (14)	1,000,000	$500,000
	Exercise of share purchase warrants (15)	2,367,500	$691,925
	Agent’s commission shares (16)	160,000	$80,000
	Mineral property payment (17)	129,900	$63,651
	Exercise of share purchase options (18)	50,000	$15,000
	Private Placement (19)	833,334	$500,000
Fiscal 2005 to date	Private Placement (20)	3,262,500	$1,305,000

(1)

These debts were settled at a deemed share price of $0.13 per share.

(2)

The Issuer sold 2,000,000 units at a price of $0.05 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share for a price of $0.10 until April 19, 2004.

(3)

The Issuer sold 1,000,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share for a price of $0.10 until April 19, 2004.

(4)

This private placement consisted of the sale of 2,000,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant which entitled the holder to purchase one additional common share of Cascadia at a price of $0.10 until February 12, 2005.

(5)

This private placement consisted of the sale of 7,500,000 units, at a price of $0.15 per unit. 2,000,000 of these units consisted of one common share and one common share purchase warrant. Each of this type of common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.21 until 06/16/2004. 5,500,00 of these units consisted of one common flow-through share and one-half common flow-through share purchase warrant. Two half common flow-through share purchase warrants entitled the holder to purchase one additional flow-through common share at a price of $0.21 until 06/16/2004.

(6)

This private placement consisted of the sale of 6,000,000 units, at a price of $0.30 per unit. 4,000,000 of these units consisted of one common share and one common share purchase warrant. Each of this type of common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.40 until 6/16/2005.  2,000,000 of these units consisted of one common flow-through share and one common flow-through share purchase warrant. Each common flow-through share purchase warrant entitled the holder to purchase one additional flow-through common share at a price of $0.40 until 06/16/2005.

(7)

1,507,000 of these shares were issued pursuant to the private placement described in (4) above and 350,000 were issued pursuant to the private placement described in (5) above.

(8)

These shares were issued pursuant to the private placement described in (6) above.

(9)

These shares were issued to Novawest Resources Inc., an unrelated public company, pursuant to the Option Agreement whereby Cascadia can earn a 50% interest in the Raglan Claims.

(10)

This finders fee was calculated as a percentage of the required exploration commitment and the market value of the common share payment based on the common share closing prices at April 30, 2004 and April 30, 2005. The finder’s fee associated with the year one payment of 655,833 common shares.

(11)

On September 19, 2003, Cascadia announced that it had closed a private placement whereby it sold 4,000,000 units at a price of $0.50 per unit. Each unit consisted of one common flow-through share and one common share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional common share at a price of $0.60 until September 18, 2005.

(12)

These shares were issued pursuant to the private placement described in (4) above.

(13)

These shares were issued pursuant to the private placement described in (5) above.

(14)

On December 23, 2003, Cascadia announced that it had sold 1,000,000 units at a price of $0.50 per unit. Each unit consisted of one common flow-through share and one common flow-through share purchase warrant. Each one common flow-through share purchase warrant entitled the holder to purchase one additional common flow-through share at a price of $0.60 until 12/23/2005.

(15)

These shares were issued pursuant to the private placements described in (5) and (6) above.

(16)

These shares were issued in payment of fees to First Associates, the firm that assisted Cascadia in the sale of 4,000,00 units pursuant to the private placement described in (11) above.

(17)

These shares were issued in partial payment of the Thundermin Property. (Paid to Thundermin Resources Inc., an unrelated company.

(18)

These share purchase options were exercised by Wayne Waters, a former director of Cascadia.

(19)

On June 21, 2004, Cascadia announced that it had completed a private placement of 833,334 units at a price of $0.60 per unit. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one additional common share at a price of $0.75 until June 21, 2006.

(20)

On January 4, 2005, Cascadia announced that it had completed a private placement of 3,262,500 units. Each unit consisted of on common “flow-Through” share and one-half of one common share purchase warrant. Each whole warrant entitles the owned to purchase one common “flow-through” share at a price of $0.60 until January 4, 2006. The “flow-through” shares and warrants are subject to a four month hold period, expiring on May 1, 2005.

Capital Expenditures

Fiscal Year

Fiscal 2000	Nil
Fiscal 2001	Nil
Fiscal 2002	Nil
Fiscal 2003 (1)	$2,534,662
Fiscal 2004 (2)	$4,702,536

(1)

Cascadia spent $2,534,662 on capital additions during Fiscal 2003. These expenditures are classified as follows:

Classification of Expenditure	Amount of Expenditure

Raglan Option Agreement Cash Share Value Exploration Payments Raglan Finder’s Fee Raglan Exploratory costs	$50,000 $37,500 $2,200,000 $98,375 $10,000

Thunder Project	$88,651

McGarry Property	$50,136

(2)

Cascadia spent $4,702,536 on capital additions during Fiscal 2004. These expenditures are classified as follows:

Classification of Expenditure	Amount of Expenditure

Raglan Option Agreement Cash Share Value Exploration Payments Raglan Exploration Costs	$100,000 $270,000 $3,442,500 $249,803

McGarry Property Expenditures	$4,856

Norton Property Expenditures	$173,864

Linsey Property Expenditures	$461,513

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

Cascadia is involved in exploring properties for mineral content.

During Fiscal 2000, 2001 and 2002 Cascadia searched unsuccessfully for properties to explore for mineral content.

During Fiscal 2001, the Company wrote off its interests in the Fawn Property, the Coal Property (Indonesia) and the Coal Property (China). The Fawn Property was written off because the Company did not fulfill its obligations pursuant to the agreement, which would allow it to earn its interest. The Company did not fulfill its obligations because of a lack of capital. The Company abandoned the Coal Property (Indonesia) because of poor exploration results. The Coal Property (China) was written off because the agreement pursuant to which it could earn its interest in the property called for the Company obtaining regulatory approval in Canada within 180 days of the inception of the agreement and this was not accomplished.

During Fiscal 2002, the shareholders of the Company approved a share consolidation whereby four common shares were consolidated into one common share.

During Fiscal 2002 the Company entered into an agreement with Consolidated PPM Development Corp. and Agrimar Ventures Inc., two unrelated companies, to acquire a 70% interest in 16 mineral claims located in Ontario. This agreement was amended on January 21, 2003.

During Fiscal 2003, Cascadia entered into an option agreement to earn a 50% undivided interest in the Raglan Property located in northern Quebec as described below in Item 4.D Property, Plant and Equipment. On January 8, 2003, shareholders of Cascadia approved a two for one share consolidation.  Cascadia sold common shares in three equity financings during Fiscal 2003 with gross proceeds of $3,310,000. These financings are described above in Item 4.A History and Development of the Company. On June 17, 2003, the current president, James Evaskevich, was appointed taking the place of the former president, Simon Tam, who continued to serve on the Company’s Board of Directors.

Cascadia began exploration work on two of its projects, Raglan and McGarry, toward the end of Fiscal 2003.

On July 18, 2003, Cascadia announced that sampling, geophysical surveying and drill site preparation had begun on the Raglan Property. On July 29, 2003, the Company announced that it had begun the Phase 2 drilling program on the McGarry Township Property. The work on the Raglan Property consisted of the construction of a camp. The exploration work on the Raglan Property consisted of prospecting and sampling, gridding and ground geophysics, a 6600-line kilometer Aero TEM airborne survey and the drilling of an initial thirteen drill holes.

In early Fiscal 2004, specifically September 10, 2003, the Company announced that, along with its exploration partner Novawest Resources, Inc., it had acquired a 100% interest in the Thunder Project. (The Company and Novawest each acquired a 50% interest.)

In October of 2004, Cascadia entered into an option agreement with East West Resources Corporation, a non-arms length public company, the terms of which allow it to earn a 51% interest in 290 claims located 60 miles north of Armstrong, Ontario called the Lindsey Bay Property.

Also in October 2004, Cascadia entered into another option agreement pertaining to two claim groups located in the Norton Lake area of Thunder Bay Ontario. The claim groups consisted of 164 claims and 152 claims. The Company began exploration work here when it announced, on January 12th, that it had made arrangements for a helicopter borne time domain electro-magnetic survey.

At the end of October 2004, the Company appointed Robert Middleton as Vice President of Exploration.

In January 2004, the Company began an exploration program on its Lindsey Bay Property. This program consisted of drill testing six areas. The work was completed in early April and, at that time, the Company decided to continue the work by drill testing four to five other target areas. At this same time, the Company started an 1100-meter diamond drill program at the Norton Lake Property.

On April 23, 2004, the Company announced that it had fulfilled the majority of the 2004 Raglan obligations to the joint venture program with Novawest Resources Inc. These obligations are s follows:

1.

February 1, 2004 – Paid $1 million

2.

April 15, 2004 – Paid $1.8 million

As of April 23, 2004, the Company had paid Novawest Resources $642,500 to make up make up the difference between 1,715,000 share purchase warrants of Novawest Resources which were exercised (the price of the warrants was $0.50) in the amount of $857,500 and the amount due Novawest of $1.5 million. The amount of the warrant exercise was considered to be directly related to the $2.8 million obligation of Cascadia. In addition, Cascadia issued 500,000 of its common shares to Novawest Resources and made a cash payment of $100,000 to Novawest.

Cascadia also acquired a 35% interest in the True North Project in partnership with Novawest Resources.

On June 18, 2004, Cascadia began another stage of exploration work at the Raglan Property and on August 16th management announced that the Company had completed 11,488 feet of drilling in 21 drill holes.

About one week later, on August 24, 2004, Cascadia, announced that exploration work consisting of helicopter-airborne electro-magnetic and magnetic survey work.

During Fiscal 2004, Cascadia raised $3,446,076 thru a combination of equity financings, the exercise of share purchase options and the exercise of share purchase warrants as described above in Item 4.A.

On February 4, 2005, Cascadia announced that it acquired, through an option agreement with East West Resources, an option to earn up to a 70% interest in the 274-claim unit property in the Havoc Lake area of Thunder Bay, Ontario. The property is adjacent to its 100%-owned Midway exploration property.

In February 2005, the Company announced that it was deferring its decision to elect to participate in the third year of the Raglan option agreement with Novawest Resources Inc. Cascadia determined that it was not in a position to make its election at that time due to what management considered to be default conditions on the part of Novawest on a number of requirements in the option agreement. Because of the dispute, Novawest commenced arbitration proceedings with Cascadia as provided in the option agreement to resolve the points in dispute.

In March 2005, Cascadia, in order to resolve the dispute with Novawest, made an offer to Novawest to purchase Novawest’s interest in the original Raglan property assemblage, the True North property, and the Thunder property (collectively known as “The Raglan Property”). The purchase price of $4 million would be payable by the issuance of 10 million common shares of Cascadia from treasury at a deemed value of $0.40 per share. A condition of the offer is that the Cascadia shares would be distributed to the shareholders of Novawest on a pro-rata basis as a dividend or as a return of capital. The offer is open to acceptance until April 16, 2005, and is subject to the receipt of all necessary regulatory approvals and completion of due diligence by Cascadia. In late March, Novawest responded in a public release that it believed the fair market value of its interest in the properties is approximately $20,000,000, and the terms of any purchase should include a non-refundable $1,000,000 cash deposit plus $4,000,000 cash at the time of removal of any “subject to” clauses, with the balance of $15,000,000 to be paid on or before closing of the transaction. Based upon their valuation and other elements of the offer by Cascadia, Novawest has stated that Cascadia’s offer is not acceptable but is open to discussion and negotiation from all parties interested in acquiring its Raglan property interests.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.

The Issuer had a working capital balance of $95,429 at the end of the latest fiscal year, July 31, 2004.

Use of Funds for Fiscal 2005/2006

During Fiscal 2005 and Fiscal 2006, respectively, the Issuer estimates that it might expend $250,000 and $250,000 on general/administrative expenses including property evaluation costs prior to acquisition ..  During Fiscal 2005 and Fiscal 2006 respectively, the Issuer estimates that it might expend $3,500,000 and $4,000,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 7/31/2004, all of the Issuer’s assets were located in Canada. At 7/31/2003 and 7/31/2002 all of the Issuer’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Issuer, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.  The Issuer has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Cascadia International Resources Inc. was incorporated pursuant to the Company Act (British Columbia) on July 18, 1983 under the name Craven Resources Inc. The Issuer adopted new articles on November 22, 1983 and on January 20 1994. On January 18, 1995 the Issuer increased its authorized capital from 10,000,000 common shares to 50,000,000. The Issuer changed its name to Craven Ventures Inc. on April 20, 1990 and to Cascadia International Resources Inc. on April 7, 1997.

The Issuer has no subsidiaries.

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 12 sq. ft. at Suite 1530, 715 5th Avenue S.W., Calgary, Alberta CANADA T2P 2X6.  The Issuer began occupying these facilities in August 2003.  Monthly rent is $4,000.

The Issuer’s mineral properties are located in the following areas:

a.

The Raglan Property is located in Quebec, Canada;

b.

The Thunder Project, Raglan is located in Quebec, Canada;

c.

The McGarry Township Property is located in Ontario, Canada;

d.

The Norton Lake Property is located in Thunder Bay, Ontario, Canada

e.

The Attwood & Ficht Lake Property is located in Armstrong, Ontario Canada; and,

f.

The True North Project is located in Quebec, Canada

g.

The Midway and Havoc Properties located in Ontario, Canada

It is important to note that even if Cascadia completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit (a reserve) on the property.

1. The Raglan Property

The Raglan Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Raglan Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company announced on April 10, 2003 that it had entered into an Option Agreement with Novawest Resources Inc., an unaffiliated public company, which would allow it to earn up to a 50% interest in this property. Under the terms of this agreement, Cascadia can earn its 50% interest by paying Novawest $300,000 in cash and 1,500,000 in common shares of Cascadia stock over a three-year term as follows:

The cash payment schedule is:

i)

$50,000 upon execution of the Agreement;

ii)

$100,000 on or before February 15, 2004; and,

iii)

$150,000 on or before February 15, 2005.

The shares payment schedule is:

i)

250,000 shares upon execution of the Agreement;

ii)

500,000 shares on or before February 15, 2004; and,

iii)

750,000 shares on or before February 15, 2005

In addition to the above, Cascadia arranged a $1,125,000 private placement for Novawest and to contribute exploration payments to assure a total of $12 million is spent on exploration on the property over three years. By arranging this private placement, Cascadia was credited with $1 million towards its exploration commitments. Funds of up to $1.5 million derived from the exercise of the warrants associated with this private placement were credited to Cascadia’s second year’s exploration commitments.

Also, Cascadia and Novawest agreed on exploration commitments of $3.2 million in Year One; $4.3 million in Year Two; and, $4.5 million in Year Three. Cascadia’s interest was scheduled to vest 25% after meeting the first and second year’s combined commitments and a further 25% after meeting the third year’s commitments. (As of the date of this document, Cascadia was fully vested as to the initial 25% interest.)

Under this agreement, Novawest is the operator of the project and a management committee was formed which is made up of five individuals, three from Novawest and two from Cascadia.

Cascadia was provided with the right to accelerate its earn-in, at its discretion, any time within the first two years, as well as an additional acceleration provision whereby it can accelerate its 50% earn-in immediately upon paying Novawest all unpaid cash, stock and exploration commitments. This provision was intended to protect Cascadia’s potential interest should a third party wish to simultaneously buy-out the interests of both parties.

In March 2004, the Company made an offer to Novawest to purchase Novawest’s interest in the Raglan Properties. The offer is for $4 million, payable in 10 million Cascadia shares at a deemed price of $0.40 per share. The offer is open until April 16, 2005. Novawest has not yet responded to the offer.

Location

The Raglan property is located in the northern Canadian province of Quebec.

Accessibility, Climate, Infrastructure and Physiography

The climate is accessible by ship from the months of June thru October. The other parts of the year it is accessible by air.

The climate is artic. Exploration work can be accomplished from May thru September.

There is no specific infrastructure on the property itself; however, approximately 25 kilometers to the east of the property is the Falconbridge Raglan Mine where power, road accessibility and an airstrip along with a camp for 600 people is available there.

The topography is undulating tundra north of the tree line.

History and Previous Work

The Raglan Belt was discovered in the 1930’s when Murray Watts, a prospector, reported sulphide showings in the Cape Smith-Wakeham Bay area of northern Quebec. The orebodies at Raglan have been explorared intermittently since the Watts discoveries in the 1930’s.

Falconbridge Limited, an unrelated public company, has been mining nickel-copper ore in the Raglan Belt, which hosts a number of nickel-copper-platinum group metals deposits, for a number of years. (The fact that Falconbridge Limited has been mining in the area does not imply that the Raglan Property in which Cascadia has an interest has a proven reserve. Also, the fact that there are a number of nickel-copper-platinum group metals deposits does not imply that Cascadia’s Raglan Property has any proven reserves. This disclosure is given simply to make the reader aware of the mining activities in the area.)

2003 Activities

The 2003 field program consisted of a large scale logistical move and camp construction phase, extensive prospecting and sampling, gridding and ground geophysics, a 6600 meter long electro-magnetic/magnetic survey was flown and thirteen exploratory holes were drilled.

The basis of the 2003 program was to lay a foundation for the planned, 2004 and 2005 programs.

Prospecting crews, dispatched by helicopter on a daily basis, carried out the representative sample collection.

2004 Activities

In April 2004, Cascadia announced that the building of an airstrip had begun. Upon completion of the airstrip, approximately 550,000 pounds of supplies, fuel and exploration equipment were flow in and taken to the exploration camp.

On June 18, 2004, Cascadia and NovaWest announced that the 2004 exploration program had begun.

By July 31, 2004, Cascadia and NovaWest had completed 3,501 meters of drilling in 21 holes. Mineralized sections were discovered with nickel assays up to 2.89%, copper assays up to 3.99% and up to 17.3 grams per ton of gold, platinum and palladium.

Based on these results, Cascadia and NovaWest decided to drill an additional thirty-seven holes to further explore the property.

The Thunder Project, which is a portion of the Raglan Property is without known reserves and the work is exploratory in nature. The Issuer’s interest in this project stemmed from earlier exploration work, as described below, that was done in the area.

Cascadia’s interest in the Thunder Project was acquired on September 10, 2003, when Cascadia announced that it had acquired, along with its partner NovaWest Resources, a 100% interest in the Thunder Project. By the terms of this agreement, Cascadia paid $25,000 in cash and NovaWest Resources also paid $25,000 in cash. In addition, Cascadia issued 129,000 of its common shares as part of the purchase price.

Exploratory work occurred on the Thunder Property from 1993 through 1996  which included surveying and a small exploration drill program, which consisted of seven drill holes. Four of these drill holes showed elevated nickel values. From 1977 through 1999 further surveying was completed resulting in identifying several drill targets.

On April 23, 2004, Cascadia announced that it entered into an agreement to purchase a 35% interest in a project located adjacent to the Raglan Property called the True North Project from Minera Capital, an unrelated company. By the terms of this agreement, Cascadia must spend a minimum of $220,000, before April 23, 2007, on the True North Project.

On August 24, 2004, Cascadia announced that Aeroquest Ltd., an unrelated private company, had been contracted to undertake an airborne electro-magnetic and magnetic survey on the True North Project.

Company geologists and prospectors investigated the 124.5 square kilometer claim block and collected 37 peridotite, pyroxenite, and gabbro surface samples for geochemical analysis. 13 samples of the 37 collected contain >0.1% nickel and/or copper and are sulphide-bearing. Up to 2.79 g/t Pt+Pd were obtained in a sample with 1.2% Ni and 0.96% Cu (sample B373939). The highest values, listed in Table 1, were obtained from frost-heaved or float samples near the southern boundary of the property approximately 3 km north-northwest of the Cross Lake deposits. The occurrence of a relatively large number of loose surface samples in an area coinciding with an aeromagnetic anomaly is an indication that the specimens are of local origin.

2. The McGarry Property

The Company carried the McGarry Property Property on the balance at the end of Fiscal 2004 at a net book value of $54,944.

Since that time, due to poor exploration results, Cascadia has elected to drop the property.

3. The Norton Lake Property

The Norton Lake Property is without known reserves and the work is exploratory in nature. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On October 24, 2004, Cascadia announced that it had entered into an option agreement with East West Resource Crop. and Canadian Golden Dragon Resources Ltd. to earn up to a 70% interest in the Norton Lake Property. The agreement is considered to be non-arms length as Robert Middleton, a director of Cascadia, serves as Exploration Manager for East West. By the terms of this agreement, Cascadia must spend $1.5 million in exploratory expenses on the property by November 1, 2010. Cascadia can increase its interest to 60% by completing a feasibility study on the property and can then increase its interest to 70% by financing the property to production. (There is no assurance that this property will ever evolve to the production stage. There is currently no evidence of an economic ore body on the Norton Lake Property.) Cascadia must also pay options payments of totaling $150,000 annually between October 24, 2004 and October 24, 2011.

Location, Accessibility, Climate, Infrastructure and Topography

The Norton Lake Property is located 43 miles northeast of the town of Fort Hope in the Canadian Province of Ontario.

The topography is undulating and tree lined.

In terms of accessibility, the town of Port Hope is 43 miles to the southwest and is accessible by air. There is a winter road to the property from the town of Pickled Crow. The nine miles from the winter road to the property provides access by snow mobile or aircraft. The property is also accessible by floatplane or ski plane.

History

Electromagnetic conductors have been outlined by previously completed surveys and by a helicopter borne electro-magnetic survey completed in February 2003 by East West Resources. Magnetic surveys and geological mapping completed in September 2003 have also located other pyroxenite host rocks extending eastward from the property. (Pyroxenite host rocks are rocks consisting essentially of minerals of the pyroxene group. These minerals are known as “rock-forming”.)

Previous work completed by East West Resources indicated that the mineralization continues to depth beyond 225 meters and that the east end of the deposit plunges steeply eastward.

2004 Activities

By the end of April 2004, nine drill holes were completed on the Norton Lake Property. Eight of the drill holes intersected the massive sulphide main zone previously located on the property. The main objective of this exploration drill program was to show that the massive sulphide zone not only continues to depth but also has consistent width and grade. Cascadia believes that this was accomplished by two of the drill holes. In early 2005, the a new drill program was initiated on the project which includes downhole pulse electromagnetic surveying to determine the extent of the sulphide zone along strike and at depth. Assaying is being conducted by ALS Chemex and results are pending.

4. The Midway and Havoc Properties

The Midway and Havoc Properties are without known reserves and the work is exploratory in nature. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On February 4, 2005, Cascadia announced that it had acquired the Midway Property by staking. On February 21, 2005, the Company announced that it had signed an option agreement with East West Resource Corp. to acquire up to a 70% interest in the adjacent Havoc property. The agreement with East West is considered to be non-arms length as Robert Middleton, a director of Cascadia, currently serves as Exploration Manager of East West. Under the option agreement, Cascadia may earn a 51% interest in the Havoc property by expending $750,000 on exploration within six years and pay East West $25,000 in two equal installments over 24 months. This amount includes a commitment of completing 1,100 meters of drilling, with 300 meters to be completed immediately. A further 9% interest (for a total of 60%) may be earned by Cascadia by completing a feasibility study on the project to the standards of the Toronto Stock Exchange. A further 10% interest (for a 70% total interest) may be earned by the Company by financing the project into production. East West would retain the remaining 30% interest. Cascadia is the operator of the Havoc project.

Location, Accessibility, Climate, Infrastructure and Topography

The Midway Property is a 532 claim unit property located in the Havoc Lake area of Thunder Bay, Ontario. Havoc is a 274 claim unit property that is adjacent to the Midway Property. There is no existing infrastructure on either property which is accessible by four wheel drive vehicles on dirt roads in the summer and snowmobile in the winter. The topography is undulating and tree-lined. The climate is similar to Cascadia’s other properties in the Norton Lake area.

NIPIGON AREA
CNR
Armstrong
50°15'
ARMSTRONG PROJECT
U,Th,REE
MIDWAY PROJECT
(CASCADIA)
Lake
50°00'
ENGLISH BAY INTRUSION
1532 my age
STURGEON LAKE GREENSTONE BELT
Nipigon
Nipigon
LEGEND
EAST WEST RESOURCE CORP. - 100%
CANPLATS RESOURCES CORP. - 100%
CANADIAN GOLDEN DRAGON - 100%
CASCADIA 100%
LAC DES ILES MINES LTD
STAKED
Pd, Pt Au (PGE)
PTM: Platinum Group Metals
49°30'
Plate
RAMPART PROPERTY
Lac Des Iles Mine
54.1 Million Tonnes
1.94 g/t Pd-Pt-Au
LAC DES ILES
SEAGULL
PTM Option
49°00'
90°00'
89°30'
89°00'
88°30'
EAST WEST RESOURCE CORPORATION
PGE PROPERTIES
NIPIGON PLATE AND QUETICO BELT
ONTARIO
SCALE
0 5 10 15 20 25
Kilometres

History

No previous work has been done on the property other than an airborne electro-magnetic surveys, which was flown over the entire area by Cascadia. This work traced a number of basement conductors.

Planned Future Work by Cascadia

Cascadia plans to perform exploration work on the property during Fiscal 2005, which will initially consist work utilizing follow-up geophysics. On the Havoc property, the Company is currently preparing a drill program on targets identified through the recent surveys.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 7/31/2004, and 7/31/2003 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

Overview

During Fiscal 2004, ended July 31st, the Issuer raised $4,479,570 through the sale of shares.

The Issuer continued to work on its mineral properties in Canada as described earlier in this document in 4.D. Property, Plant and Equipment.

Results of Operations

Six Months Ended 1/31/2005 vs. Six Months Ended 1/31/2004

The loss for the six months ended January 31, 2005 was $399.713 compared to the $256,486 loss for the same period in fiscal 2004. The larger loss was due to higher levels of exploration on the Company’s properties which resulted in higher General Corporate Expenses of $42,443 compared to $28,607 and Professional Fees of $242,162 compared to $142,208. The Company also recorded Non-cash Stock-Based Compensation Expense of $70,954 in the current period related to the grant of stock options.

Field operations in the Raglan were complete by September 22, 2004, with 53 holes successfully drilled (approximately 9,000 meters) compared to the thirteen holes completed during the 2003 season. An airborne survey was completed on the recently acquired True North property and as a result ten new exploration targets were identified. Exploration expenditures during the fiscal period ended January 31, 2005 increased 134% to $560,664 compared to $239,670 for the comparable period in fiscal 2004. The majority of this period’s expenditures were directed toward the Raglan summer exploration program in Quebec, with the balance spent on pre-drilling activity on the Norton lands in Northern Ontario.

Fiscal 2004 Ended 7/31/2004 vs. Fiscal 2003 Ended 7/31/2003

During Fiscal 2004, the company raised net proceeds of $4.5 million from three financings and from the conversion of outstanding warrants and options to common shares.

Exploration expenditures in 2004 increased 186% to $4.7 million compared to $2.5 million in 2003. All conditions for year two of the Raglan Option Agreement were fulfilled and Cascadia earned a 25% undivided interest in the original NovaWest Raglan Assemblage. In February 2004 Cascadia acquired a 35% interest in the 30,774-acre True North Project on the north Raglan trend in partnership with NovaWest (35% interest). This acquisition of the True North property from Minera Capital is on condition of spending a minimum of $440,000 over 3 years split 50/50 between Cascadia and NovaWest Resources Inc.

At Norton Lake, the winter drilling program was completed and the results were positive so management decided to continue this work during 2005.

The loss from operations in 2004 was $616,056 compared to the loss of $209,607 in 2003. The increased costs pertained to financings, investor awareness and additional exploration consulting expertise. After including non-cash items such as the stock-based compensation expense and future income tax recovery, this year’s net loss was $1.2 million compared to a net loss of $0.2 million last year.

Selected Annual Information (- $ Canadian -)

For the Years ended July 31	2004	2003	2002

Net loss from continuing operations	(1,196,574)	(209,607)	(81,023)
Net loss per share – average	(0.04)	(0.03)	(0.01)
Number of Common Shares outstanding, end of period	35,403,621	21,045,387	2,639,547
Total assets	7,703,379	3,242,430	29,233

Administrative expenses increased in 2004 to $632,243 compared to $209,607 in 2003. These higher costs are a direct reflection of the Company’s increased activity in exploration drilling operations and financing. Professional fees increased with the addition of a Vice President of Exploration and two new members to the Company’s Advisory Board.

Capital expenditures are summarized in the table below.

	July 2002	July 2003	July 2004
Raglan	-	2,395,875	6,458,178
Thundermin acquisition	-	88,651	88,651
McGarry	-	50,136	54,992
Norton Lake	-		173,864
Linsey Bay	-		461,513

Total Resource Assets	-	2,534,662	7,237,198

Fiscal 2003 Ended 7/31/2003 vs. Fiscal 2002 Ended 7/31/2002

The current management team joined the Company in 2003 and accomplished the following during Fiscal 2003:

1.

Reduced the number of outstanding share by a ratio of two old shares for one new share. The number of shares outstanding at the end of Fiscal 2003 was 2,639,547.

2.

Entered into an option agreement with Novawest Resources Inc. (as described earlier) to earn a 50% undivided interest in the Raglan Property.

3.

Completed three equity financings (as described earlier) to increase the Company’s capital in the amount of $3,310,000.

The most significant financial change as at July 31, 2003 compared to July 31, 2002 was the $2.5 million increase in mineral assets, the offsetting $2.5 million increase in share capital and the $680,000 increase in cash. General and administrative costs increased by 67% to $215,000 compared to $81,000 the year before. This is directly attributable to the increase in corporate activity that resulted in working capital at fiscal year end (July 31, 2003) of $572,000 compared to $14,000 at the end of fiscal 2002. Also, capital expenditures were $2.5 million in Fiscal 2003 as compared to nil in Fiscal 2002. (Described in Item 4.B History and Development of the Company, Capital Expenditures.)

Fiscal 2002 Ended 7/31/2002 vs. Fiscal 2001 Ended 7/31/2001

Cascadia was relatively inactive during Fiscal 2002. On May 9, 2002, management announced that the company had entered into an agreement whereby it had obtained the right to purchase a 70% interest in the McGarry Township Property. This agreement was subsequently modified in January 2003. Management also announced on June 5, 2002 that a private financing had closed raising Cascadia (net) $174,188. These funds were received in early Fiscal 2003 as described earlier in Item 4.A. History and Development of the Company – Financings.

The Company was relatively inactive during Fiscal 2002 and, consequently, expenses were only $81,023 as compared to $65,138 during Fiscal 2001, during which time the company was also inactive.

Liquidity and Capital Resources

Fiscal 2004 Ended 7/31/2004

As at July 31, 2004, Cascadia had working capital of $95,429 as compared to working capital of $571,925 at July 31, 2003. The decrease in working capital was due to a significant increase in the amount of capital spent on the purchase of mineral properties and the increased level of expenditures on the Company’s mineral properties as described earlier in this document in Item 4.D. Property Plant and Equipment.

During Fiscal 2004, Cascadia issued 8,477,500 common shares for proceeds of $4,479,570 as described earlier in Item 4.A. History and Development of the Company – Financings.

Cash used for Operating Activities during Fiscal 2004 was ($308,518) including the net loss for the fiscal year of ($1,196,574). The primary adjustments for the fiscal year were stock based compensation in the amount of $646,012; depreciation in the amount of $8,841; and, a “future income tax recovery in the amount of ($65,494). The primary amount, “stock based compensation” resulted from the Company accounting for the issuance of stock options at the fair market value of the stock at the time of the granting of the options. The “future income tax recovery” is explained in Note 6 to the Audited Financial Statements for the fiscal year ended July 31, 2004.  Significant changes in non-cash balances relating to operations were a decrease in accounts receivable in the amount of $9,768; an increase in marketable securities in the amount of $300,000; and, an increase in accounts payable and accruals in the amount of $8,465. The increase in marketable securities was due to the transfer of funds from the short term investment held by the bank to cash.

Cash Used for Investing Activities during Fiscal 2004 totaled ($4,173,535) which consisted of expenditures on Cascadia’s mineral properties in the amount of ($4,113,566) and the purchase of property and equipment in the amount of $59,969.

Expenditures on mineral properties are disclosed earlier in this document in Item 4.A. History and Development of the Company – Capital Expenditures.

Cash Provided by Financing Activities during Fiscal 2004 was $4,479,570,000 and consisted of the cash received for the issuance of common shares as described earlier in this document in Item 4.A. History and Development of the Company – Financings.

Fiscal 2003 Ended 7/31/2003

As at July 31, 2003, Cascadia had working capital of $571,925. Of this amount, cash represented $396,691 and $300,000 was represented by marketable securities. These securities consisted of a short term bank deposit.

During this fiscal year the Issuer sold 17,350,007 common shares and issued a further 1,055,833 common shares, as described in Item 4.A. History and Development of the Company – Financings, in payment of agent’s commissions, the Raglan option agreement and a finder’s fee pertaining to the Raglan option agreement.

Cash Used for Operating Activities during Fiscal 2003 was ($177,450) including the net loss for the fiscal year of ($209,607). The only relevant adjustment for the fiscal year was: an increase in accounts payable and accruals in the amount of $31,529. This increase resulted from normal changes in working capital.

Investing activities totaled $2,610,136 and are disclosed in Item 4.A. History and Development of the Company – Capital Expenditures.

US GAAP Reconciliation

a) Interest in Exploration Properties and Deferred Exploration Costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 - “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.  The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under U.S. GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized.

b) Stock-based Compensation

The Company accounts for its stock based compensation under US GAAP in accordance with APB25 (intrinsic value method) for employees and FAS No. 123 (fair value method) for non-employees. Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, under Canadian GAAP, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method.  As disclosed in Note 2, effective August 1, 2003, the Company adopted the fair value method of accounting for all options granted after that date.  If the Company had accounted for its stock-based compensation plan for employees under FAS No. 123, the pro forma impact on the July 1, 2003 would have been to increase the net loss by $520,000 ($0.08 per share).

c) Statements of Cash Flows

Under U.S. Gaap, cash expended for exploration costs are classified as operating expenses rather than investing.

d) Investment in Jointly Controlled Entities

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder’s equity.

e) Comprehensive Income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.  The Company believes there is no difference between net loss and Comprehensive net loss for the years reported.

f) Flow-through Shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are recorded as share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash. As at July 31, 2004, unexpended flow-through funds totaled $ 394,208 (July 31, 2003 - $ 696,691).

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs; utilizing a ceiling test for the carrying value of producing mineral properties; and accounting for stock-based compensation.

The Issuer capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common shares.  The Issuer performs periodic evaluations to evaluate recoverability of mineral property costs.  Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

For US GAAP purposes, the Issuer had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.

Recent Accounting Pronouncements Applicable to US

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after 6/30/2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after 6/30/2001.  With respect to goodwill and intangible assets acquired prior to 7/1/2001, we are required to adopt SFAS 142 effective 7/1/2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on 7/1/2002 is not expected to have a material impact on our financial position or results of operations.

On 4/30/2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on 5/15/2002 did not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Issuer that are initiated after 12/31/2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

10/01/2004

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment

James G. Evaskevich (1)	President, CEO, Director	50	June 17, 2003
Robert Middleton (1)	Director and Vice President	58	October 31, 2003
Gordon A. Bowerman (1)	Director	63	June 27, 2003
Douglas Stuve (1)	Director	37	January 26, 2004
John F.K. Aihoshi	Corporate Secretary, Vice President and CFO	52	July 7, 2003
Glenn Mullen	Director	46	December 22, 2004

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

______________________________________________________________________________

James G. Evaskevich (President, CEO and Director): Mr. Evaskevich has been the President, CEO and a Director of Cascadia since June 17, 2003. He is also the President of Yangarra Resources, Inc., a public company, which trades on the TSX Venture Exchange. (Yangarra is involved in the oil and gas business exclusively.) From October 2000 until July 2003, he was the Vice President of Operations for Glacier Ridge Resources Ltd. Glacier Ridge Resources Ltd. Is a private oil and gas exploration company. Mr. Evaskevich attended the University of Calgary for three years where he studied political science.

Robert Middleton (Vice President and Director): Mr. Middle has been the Vice President of Exploration and a Director of Cascadia since October 31, 2003. He is a graduate of Michigan Technological University where he received a Bachelor of Science Degree in Applied Geophysics and a Master of Science Degree, also in Applied Geophysics. He holds the following professional designations Professional Engineer and “Fellow” awarded him by the Geological Association of Canada. He is a member of the U.S. Society of Economic Geologists; the Geological Association of Canada; the Canadian Institute of Mining and Metallurgy; the Prospector and Developers Association; and, the Ontario Prospectors Association. Since 1992 he has held the position of Exploration Manager for East-West Resources Corporation. East-West Resources Corporation is an public company that trades on the TSX Venture Exchange under the symbol “EWR”.

Gordon A. Bowerman (Director): Mr. Bowerman has been a Director of Cascadia since June 27, 2003. He has been the President of Cove Resources Ltd., an unrelated private exploration company, since August 1987.

Douglas Stuve (Director): Mr. Stuve is a partner with the law firm Burstall Winger LLP of Calgary, Alberta.  Prior to joining Burstall Winger LLP in 1993, Mr. Stuve articled in Toronto with Davies Ward & Beck.  Mr. Stuve’s principal area of practice is corporate finance and securities law, as well as general corporate commercial law.  He is a member of the Securities Law and Business Law Subsections of the Canadian Bar Association (Alberta Branch).  Mr. Stuve holds a Bachelor of Arts degree (with distinction) from the University of Alberta and a Bachelor of Laws degree (LL.B) from Queen’s University, Kingston, Ontario.

John F.K. Aioshi Vice President; Chief Financial Officer and Corporate Secretary): Mr. Aioshi has been the Vice President/Corporate Secretary/Chief Financial Officer of Cascadia since July 7, 2003. He was the Controller of Glacier Ridge Resources Ltd., a private oil and gas exploration company, from October 2001 until July 2003. Prior to that he was an independent management consultant. Mr. Aioshi received his CMA designation (Certified Management Account) from a Canadian institution called “Certified Management Accountants of Canada”) in July 1984. On January 31, 1974 he graduated from the Canadian Forces Officer Candidate School as a Lieutenant. He received his Business Diploma from the Southern Alberta Institute of Technology on June 15, 1974.

Glenn Mullen (Director): Mr. Mullen has been a Director of Cascadia since December 22, 2004. He is currently the Chairman of the Board of Canadian Royalties Limited, an unrelated Canadian public company that trades on the TSX Venture Exchange under the symbol “CZZ”. He has served in that position since June 11, 2003 and has been a Director since July 6, 1998. He is the President, CEO and a Director of Golden Valley Mines Ltd., an unrelated Canadian public company that trades on the TSX Venture Exchange under the symbol “GZZ”.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2004 ended 7/31/2004 was $160,375, paid to James Evaskevich, the President of the Issuer and John Aioshi, Vice President of the Issuer.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

James G. Evaskevich,	2004	Nil	$100 ,000	Nil	468,500
President/CEO/Director	2003	Nil	Nil	Nil	1,034,769	Nil	Nil	Nil

Simon Tam,	2003	Nil	Nil	$33,000 (1)	1 00,000	Nil	Nil	Nil
Former President	2002	Nil	Nil	$15,000 (1)	Nil	Nil	Nil	Nil

Robert Middleton, Director	2004	Nil			310,000

Gordon A. Bowerman,	2004				80,000
Director	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Douglas Stuve	2004				56,000

John F.K. Aihoshi,	2004	$60,375			228,500
Vice-President, CFO	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
and Director

(1)

Mr. Tam’s management company received a fee of $2,500 per month for management services and $500 per month rent for office space for the period March 1, 2002 – June 30, 2003.

Table No. 7

Stock Option Grants in Fiscal 2004 Ended 7/31/2004

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

James B.	110,000	21.7%	$0.50	9/29/03	9/29/08	$50,600
Evaskevich	78,500	20.8%	$0.50	2/02/04	2/02/09	$42,390
	280,000	40.6%	$0.59	6/30/04	6/30/09	$151,200

Robert	200,000	39.5%	$0.50	9/29/03	9/29/08	$92,000
Middleton	50,000	13.3%	$0.50	2/02/04	2/02/09	$27,000
	60,000	8.7%	$0.59	6/30/04	6/30/09	$32,400

Gordon A.	50,000	9.9%	$0.50	9/29/03	9/29/08	$23,000
Bowerman	30,000	4.3%	$0.59	6/30/04	6/30/09	$16,200

Douglas	16,000	3.2%	$0.50	9/29/03	9/29/08	$7,360
Stuve	20,000	5.4%	$0.50	2/02/04	2/02/09	$10,800
	20,000	2.9%	$0.59	6/30/04	6/30/09	$10,800

John F.K.	50,000	9.9%	$0.50	9/29/03	9/29/08	$23,000
Aihoshi	78,500	20.8%	$0.50	2/02/04	2/02/09	$42,390
	100,000	14.5%	$0.59	6/30/04	6/30/09	$54,000

Patria	50,000	9.9%	$0.50	9/29/03	9/29/08	$23,000
Olynyk	50,000	13.3%	$0.50	2/02/04	2/02/09	$27,000
	100,000	14.5%	$0.59	6/30/04	6/30/09	$54,000

Don Poruchny	30,000	5.9%	$0.50	9/29/03	9/29/08	$13,800

Lionel Kilburn	50,000	13.3%	$0.50	2/02/04	2/02/09	$27,000

A.J. Naldrett	50,000	13.3%	$0.50	2/02/04	2/02/09	$27,000

Bob Stewart	100,000	14.5%	$0.59	6/30/04	6/30/09	$54,000

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2003 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2004

Fiscal Yearend Unexercised Stock Options

Fiscal Year-end Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

Members of senior management or directors exercised no options during Fiscal 2004.

_____________________________________  _________________________________________

___________________________________  ___________________________________________

Director Compensation.  The Issuer had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Issuer other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  3,462,538 stock options have been granted and 180,000 were exercised during Fiscal 2004 and none during Fiscal 2005 to date. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Issuer had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Issuer's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: James G. Evaskevich, Robert Middleton, Gordon A. Bowerman and Douglas Stuve. The Audit Committee met once during Fiscal 2004.

6.D.  Employees

As of 12/01/2004, the Issuer had no employees only independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 12/01/2004, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	James G. Evaskevich (1)	4,625,272	11.1%
Common	Robert Middleton (2)	310,000	0.01%
Common	Gordon A. Bowerman (3)	3,739,500	9.2%
Common	Douglas Stuve (4)	199,000	0.01%
Common	John F.K. Aihoshi (5)	468,500	0.01%
	Total Directors/Management 5% Holders	9,342,272	20.33%

(1)

Of these shares 1,503,269 are represented by currently exercisable share purchase options; 1,165,000 are owned by Mr. Evaskevich’s wife, Shirley Evaskevich; 200,000 are represented by share purchase warrants; and, 215,000 are represented by share purchase warrants owned by Mr. Evaskevich’s wife, Shirley Evaskevich.

(2)

Of these shares 310,000 are represented by currently exercisable share purchase options.

(3)

Of these shares 430,000; are represented by currently exercisable share purchase options; 270,000 are owned by Mr. Bowerman’s wife, Brenda; 752,000 are held in the name of Cove Resources (a private company owned by Mr. Bowerman); 50,000 are represented by share purchase warrants; 20,000 are represented by share purchase warrants owned by Mr. Bowerman’s wife, Brenda; and, 300,000 are represented by share purchase warrants owned by Cove Resources (a private company owned by Mr. Bowerman.

(4)

Of these shares 106,000 are represented by currently exercisable share purchase options; and, 10,000 are represented by share purchase warrants.

(5)

Of these shares 328,500 are represented by currently exercisable share purchase options; and, 20,000 are owned by Mr. Aihoshi’s wife, Joanne Aihoshi.

# Based on 38,726,121 shares outstanding as of 1/31/2005

Stock Options.  The terms of incentive options grantable by the Issuer are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Issuer adopted a formal written stock option plan (the "Plan") on February 9, 2005. (A copy of the Issuer’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Issuer’s stock option program are to (a) promote a proprietary interest in the Issuer among the officers, directors and employees of the Issuer and its affiliates, (b) retain and attract the qualified officers, directors and employees the Issuer requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Issuer.

The Plan provides that stock options may be granted to service providers for the Issuer.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Issuer or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Issuer; (c) any other person or company engaged to provide ongoing consulting services for the Issuer or any entity controlled by the Issuer or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Issuer must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Issuer or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Issuer shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Issuer, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Issuer.  The Issuer shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Issuer’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Issuer shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Issuer to issue such shares shall terminate and any option exercise price paid to the Issuer shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(i)

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(ii)

options may be exercisable for a maximum of five years from grant date;

(iii)

options to acquire no more than 5% of the issued shares of the Issuer may be granted to any one individual in any 12-month period;

(iv)

options to acquire no more than 2% of the issued shares of the Issuer may be granted to any one consultant in any 12-month period;

(v)

options to acquire no more than an aggregate of 2% of the issued shares of the Issuer may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange

Policy 1.1), in any 12 month period;

(vi)

options to acquire no more than 10% of the issued shares of the

Issuer may be granted to any insiders in any 12-month period;

(vii)

options held by an option holder who is a director, employee,

consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(viii)

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Issuer to provide investor relations activities; and

(ix)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Issuer’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Issuer’s common shares for a particular Award Date will typically be the closing trading price of the Issuer’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Issuer on any stock exchange on which the shares are listed or dealing network on which the shares of the Issuer trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Issuer will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 2/1/2005, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:
James Evaskevich, Officer/Dir.	1,034,769	$0.30	6/27/03	6/27/08
	110,000	$0.50	9/29/03	9/29/08
	78,500	$0.50	2/2/04	2/2/09
	280,000	$0.59	6/30/04	6/30/09

Gordon Bowerman, Dir.	350,000	$0.30	6/27/03	6/27/08
	50,000	$0.50	9/29/03	9/29/08
	30,000	$0.59	6/30/04	6/30/09

John Aihoshi, Officer	100,000	$0.30	6/27/03	6/27/08
	50,000	$0.50	9/29/03	9/29/08
	78,500	$0.50	2/2/04	2/2/09
	100,000	$0.59	6/30/04	6/30/09

Doug Stuve, Dir.	50,000	$0.30	6/27/03	6/27/08
	16,000	$0.50	9/29/03	9/29/08
	20,000	$0.50	2/2/04	2/2/09
	20,000	$0.59	6/30/04	6/30/09

Robert Middleton, Officer/Dir.	200,000	$0.50	9/29/03	9/29/08
	50,000	$0.50	2/2/04	2/2/09
	60,000	$0.59	6/30/04	6/30/09

Glenn Mullan, Dir.	200,000	$0.40	1/4/05	1/4/10

Consultants:
Don Poruchny, Consultant	30,000	$0.50	9/29/03	9/29/08

Patria Olynyk, Consultant	354,769	$0.30	6/27/03	6/27/08
	50,000	$0.50	9/29/03	9/29/08
	50,000	$0.50	2/2/04	2/2/09
	100,000	$0.59	6/30/04	6/30/09

Lionel Kilburn, Consultant	50,000	$0.50	2/2/04	2/2/09

A.J. Naldrett, Consultant	50,000	$0.50	2/2/04	2/2/09

Bob Stewart, Consultant	100,000	$0.59	6/30/04	6/30/09

JeanDan Mgmnt., Consultant	75,000	$0.29	10/25/05	10/25/10

Barry Kaplan Assoc., Consult.	75,000	$0.40	10/25/05	10/25/10

Tucker Barrie, Consultant	20,000	$0.40	10/25/05	10/25/10

Justin Johnson, Consultant	8,500	$0.40	10/25/05	10/25/10

Jeff Heggie	8,500	$0.40	10/25/05	10/25/10

Total Officers/Directors	2,877,769
Total Consultants	971,769
Total	3,849,538

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 2/3/2005, the Issuer’s shareholders’ list showed 38,726,121 common shares outstanding and 102 registered shareholders. Of these shareholders, there are: 96 resident in Canada, holding 38,707,121 common shares and 6 resident in the USA, holding 19,000 common shares.

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 500 beneficial owners of its common shares.

7.A.3.  Control of the Company  The Issuer is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Issuer is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

During the year, the Company paid Yangarra Resources Inc. (“Yangarra”) $144,628 (2003 - $6,000) for rent, office services and for its share of leasehold improvements and office equipment.  At year-end, included in accounts receivable and accounts payable and accruals are $3,348 (2003 - $nil) and $75,273 (2003 - $nil), respectively, relating to transactions with Yangarra.  Yangarra is a public oil and gas company based in Calgary, Alberta.  James G. Evaskevich, the President and a director of the Company is also the President, Chief Executive Officer and a director of Yangarra Resources Inc.

During the year, the Company had transactions related to administration and consulting of $61,070 (2003 - $25,000) with companies controlled by certain of the Company’s officers and directors.  Of this amount, $4,135 (2003 - $nil) was in accounts payable and accruals at  fiscal year-end. The officers and directors of the Company are James Evaskevich and John Aioshi.

An aggregate of $2,268 (2003 - $nil) in accounts payable at fiscal year end was paid to Burstall Winger LLP for legal fees and disbursements.  A director of the Company, Douglas M. Stuve, is a partner of Burstall Winger LLP.  Legal fees to Burstall Winger were $52,247 (2003 - $nil).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Accounting Fees

The Issuer paid accounting fees of $16,146 to Meyers Norris Penny, LLP during Fiscal 2003.

Indirect Payments to James G. Evaskevich, President and John Aioshi, Chief Financial Officer

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There are currently no amounts owing to senior management or directors of Cascadia.

7.C.  Interests of Experts and Counsel

As disclosed in this document, Douglas M. Stuve, a Director of Cascadia International Resources is a partner of Burstall Winger LLP, the legal counsel of Cascadia.

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of De Visser Gray, Independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2004/2003 Ended 7/31/2004

  Fiscal 2002/2001 Ended 7/31/2002

Unaudited Financial Statements

   Unaudited Financial Statements for the Fiscal Quarter Ended 10/31/2004

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

8.B.  Significant Changes

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "CJ".  The Issuer applied for listing on the TSX Venture Exchange on began trading on the Vancouver Stock Exchange on April 10, 1985, under the name “Craven Resources.”

Table No. 13 lists the high and low sales prices on the TSX Venture Exchange for the last six months, last three fiscal quarters, and last fiscal year.

______________________________________________________________________________

______________________________________________________________________________

Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

 Canadian Dollars

Period	High	Low

Month Ended 01/31/05	$0.435	$0.28
Month Ended 12/31/04	$0.345	$0.26
Month Ended 11/30/04	$0.35	$0.285
Month Ended 10/31/04	$0.44	$0.28
Month Ended 09/30/04	$0.44	$0.29
Month Ended 08/31/04	$0.50	$0.35

Fiscal Year Ended 07/31/2004	$0.77	$0.20

Fiscal Quarter Ended 01/31/05	$0.435	$0.28
Fiscal Quarter Ended 10/31/04	$0.50	$0.35
Fiscal Quarter Ended 07/31/04	$0.66	$0.46
Fiscal Quarter Ended 04/30/04	$0.77	$0.50
Fiscal Quarter Ended 01.31.04	$0.60	$0.285
Fiscal Quarter Ended 10/31/03	$0.55	$0.20

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are 100 million common shares authorized. As of January 31, 2005 a total of 38,726,121 shares were issued and outstanding.

All shares are initially issued registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Issuer’s constating documents.

CIBC MILLON TRUST COMPANY located in Calgary, Alberta CANADA is the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Issuer are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Issuer, holders of common shares are entitled to receive pro rata the assets of Issuer, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).  Unless the Act or the Issuer's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approval by a vote of a majority of the votes cast in respect of the matter at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Issuer while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 14 lists, as of 1/31/2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 1/31/2005, the Issuer was aware of 373 holders of its 14,409,584-share purchase warrants, all of whom all were resident in Canada.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

01/16/2004	7,350,000 (1)	6,095,000	$0.40	N/A	6/16/2005
09/18/2003	4,000,000	4,000,000	$0.60	$0.60	9/18/2005
12/23/2003	1,760,000	1,760,000 (2)	$0.60	$0.50	12/23/2005
06/21/2004	833,334	833,334	$0.75	$0.75	6/21/2006
12/31/2004	1,635,250	1,635,250	$0.60	N/A	1/24/2006

(1)

The number of share purchase warrants originally issued includes agent’s warrants in the amount of 1,350,000.

(2)

The number of share purchase warrants originally issued includes agent’s warrants in the amount of 760,000.

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 7/31/2004, 7/31/2003, and 7/31/2002, there was an unlimited number of common shares without par value authorized; an unlimited number of non-voting common shares without par value; and, an unlimited number of preferred shares with par value authorized.  At 7/31/2004, there were 35,403,621 common shares issued and outstanding; no non-voting common shares outstanding; and, no preferred shares outstanding..  At 7/31/2003, there were 21,045,387 common shares outstanding; no non-voting common shares outstanding; and, no preferred shares outstanding. At 7/31/2002, there were 5,279,094 common shares outstanding; no non-voting common shares outstanding; and, no preferred shares outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash. During Fiscal 2000, 516,000 common shares were issued in payment of debt. During Fiscal 2003, 9905,833 common shares were issued in conjunction with property acquisitions and 150,000 common shares were issued as an “agent’s commission” in conjunction with a private placement financing. During Fiscal 2004, 129,900 common shares were issued in conjunction with property acquisitions and 160,000 common shares were issued as an “agent’s commission” in conjunction with a private placement financing.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Issuer has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Nil	Nil	Nil
Fiscal 2000	Debt Settlement	516,100	$67,093
Fiscal 2001	Nil
Fiscal 2002	Private Placement Private Placement	2,000,000 1,000,000	$100,000 $100,000
Fiscal 2003	Private Placement	2,000,000	$200,000
	Private Placement	7,500,000	$1,125,000
	Private Placement	6,000,000	$1,800,000
	Exercise of share purchase warrants	1,850,007	$185,000
	Agent’s commission shares	150,000	$45,000
	Payment for mineral property	250,000	$37,500
	Payment pursuant to finders fee agreement associated with Raglan Claims option agreement	655,833	$98,375
Fiscal 2004	Private Placement	4,000,000	$2,000,000
	Exercise of share purchase warrants	850,000	$85,000
	Exercise of share purchase warrants	50,000	$10,500
	Private Placement	1,000,000	$500,000
	Exercise of share purchase warrants	2,367,500	$691,925
	Agent’s commission shares	160,000	$80,000
	Mineral property payment	129,900	$63,651
	Exercise of share purchase options	50,000	$15,000
	Private Placement	833,334	$500,000
Fiscal 2005 to date	Private Placement	3,262,500	$1,305,000

______________________________________________________________________________

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Cascadia International Resources Inc. was originally incorporated pursuant to the Company Act (British Columbia) on July 18, 1983 under name Craven Resources Inc. New articles on November 22, 1983 and on January 20 1994, and on January 18, 1995 the authorized capital was increased from 10,000,000 common shares to 50,000,000. Cascadia changed its name to Craven Ventures Inc. on April 20, 1990 and to Cascadia International Resources Inc. on April 7, 1997. On March 29, 2004, the Company was continued from British Columbia to Alberta under the Alberta Business Corporations Act.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

At least half of the Company’s Directors must be resident Canadians. A Director must be of at least 18 years of age, is not bankrupt, and is not defined to be a person of unsound mind. There are no age limit requirements pertaining to the retirement or non-retirement of directors. A Director does not need to be a shareholder of the Company.

The Directors may, between annual general meetings, appoint one or more additional Directors of the Corporation to serve until the next annual general meeting, but the number of additional Directors shall not at any time exceed 1/3 of the number of Directors who held office at the expiration of the last annual general meeting.

Under Section 4.19 of the Company’s bylaws a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest. A director shall not be accountable to the Corporation or to its shareholder for any profit or gain realized from such a contract or transaction.

Section 2 of the Company’s bylaws address the administration of the Company and the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Act.

Section 3 details the borrowing powers of the Directors. They may, on behalf of the Company:

-

Borrow money upon the credit the Corporation in such amounts and on such terms as may be deemed expedient by obtaining loans or advances or by way of overdraft or otherwise;

-

Issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured for such sums and at such prices as may be deemed expedient;

-

Give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person;

-

Mortgage, charge, hypothecate, pledge, or otherwise create a security interest in all or any present and future property of the Corporation.

-

Delegate to a committee of the board, a director or an officer of the Corporation all or any of the powers conferred aforesaid or by the Act to such extent and in such manner as the directors may determine.

Section 7 provides for the Protection of Directors and Officers, including Limitation of Liability. Subject to limitations contained in the Act, no Director shall be liable for the acts receipts, neglects, or defaults of any other Director or Officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from bankruptcy, insolvency or tortuous acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own willful neglect or default; providing nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breech thereof. Directors may rely upon the accuracy of any statement or report prepared by the Corporation’s auditors, internal accountants or other responsible officials and shall not be responsible or held liable for any loss or damage resulting from the paying of dividends or otherwise acting upon any such statement or report.

Subject to limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if he acted honestly and in good faith with a view to the best interests of the Corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The Company may issue an unlimited number of common shares; non-voting shares; and, preferred shares. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

An annual general meeting shall be held once every year at such time and at a place as may be determined by the Directors located within Canada or the United States. The board, the chairman of the board, the managing director or the president may, as they see fit, may call a special meeting of shareholders at any time.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

10.C.  Material Contracts

The Company currently has 3 contracts in effect which it considers to be material. Copies of all the material agreements have been filed as exhibits to the Registration Statement.

Novawest/Raglan Property Agreement

Under an option agreement between the Company and Novawest Resources Inc. dated April 10, 2003, the Company acquired the right to earn an undivided 50% interest (subject to Net Smelter Royalties) in Novawest’s Raglan Claims located in the Ungava region of northern Quebec, Canada.

Under the terms of this agreement, the Company can earn its 50% interest by paying Novawest $300,000 in cash and 1,500,000 in common shares of Cascadia stock over a three-year term as follows:

The cash payment schedule is:

i)

$50,000 upon execution of the Agreement;

ii)

$100,000 on or before February 15, 2004; and,

iii)

$150,000 on or before February 15, 2005.

The shares payment schedule is:

i)

250,000 shares upon execution of the Agreement;

ii)

500,000 shares on or before February 15, 2004; and,

iii)

750,000 shares on or before February 15, 2005

In addition to the above, the Company arranged a $1,125,000 private placement for Novawest and to contribute exploration payments to assure a total of $12 million is spent on exploration on the property over three years. By arranging this private placement, the Company was credited with $1 million towards its exploration commitments. Funds of up to $1.5 million derived from the exercise of the warrants associated with this private placement were credited to Cascadia’s second year’s exploration commitments.

Also, Cascadia and Novawest agreed on exploration commitments of $3.2 million in Year One; $4.3 million in Year Two; and, $4.5 million in Year Three. Cascadia’s interest was scheduled to vest 25% after meeting the first and second year’s combined commitments and a further 25% after meeting the third year’s commitments. (As of the date of this document, Cascadia was fully vested as to the initial 25% interest.)

Under this agreement, Novawest is the operator of the project and a management committee was formed which is made up of five individuals, three from Novawest and two from Cascadia.

Cascadia was provided with the right to accelerate its earn-in, at its discretion, any time within the first two years, as well as an additional acceleration provision whereby it can accelerate its 50% earn-in immediately upon paying Novawest all unpaid cash, stock and exploration commitments. This provision was intended to protect the Company’s potential interest should a third party wish to simultaneously buy-out the interests of both parties.

Thundermin/Raglan Agreement

Under a purchase agreement between the Company and partner Novawest Resources Inc. and Thundermin Resources Inc. dated July 28, 2003, the Company and Novawest agreed to acquire a 100% interest (subject to a 10% Net Profits Interest and a 3% NSR) in 35 Raglan claims located in the Ungava region of northern Quebec, Canada.

Under the Agreement, the Company and Novawest would acquire a 100% interest in the property under the following terms:

i)

issuance of 250,000 common shares of the purchasers (comprised of 120,100 shares of Novawest at a deemed price of $0.54 per share and 129,900 shares of Cascadia at a deemed price of $0.49 per share) within 15 business days of the acceptance of the transaction by the TSX Venture Exchange;

ii)

The total cash payment of $50,000 ($25,000 paid by each Novawest and Cascadia) divided into two payments with $30,000 cash due August 20, 2003 and $20,000 due December 31, 2003;

iii)

Grant Thundermin a 3% NSR and agree to be responsible for the existing 10% Net Profits Interest. The buyers may acquire one-third of the NSR for the sum of $1,000,000 and have first right of refusal on the remaining two-thirds if Thundermin seeks to sell its interest at a future date.

Minera Capital/True North Agreement

Under an agreement between the Company and Minera Capital Corporation dated March 26, 2004, the Company agreed to an option to acquire a 70% interest in Minera Capital’s True North property located in the Raglan area of the Ungava District located in northern Quebec, Canada.

Under the agreement, the Company has an option to earn a 70% interest in the mineral claims by incurring the following cumulative exploration expenditures on the property:

i)

$40,000 on or before 12 months from the Effective Date;

ii)

$140,000 on or before 24 months from the Effective Date;

iii)

$440,000 on or before 36 months from the Effective Date;

iv)

In each capital year during the Agreement on or before November 1, to pay the appropriate Branch of the Government of Quebec such fees as are required to renew the Mineral Claims for a period of not less than one year.

Under the existing agreement with Novawest Resources, the option interest was divided equally between the Company and Novawest which resulted in the Company having an option to acquire a 35% interest in the property.

10.D.  Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians There are no limitations under the laws of Canada or in the organizing documents of the Issuer on the right of foreigners to hold or vote securities of the Issuer, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Issuer by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Issuer. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Issuer (a "U.S. Holder") who deals at arm's length with the Issuer, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Issuer and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Issuer unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Issuer was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Issuer at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Issuer will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Issuer.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Issuer's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Issuer's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Issuer's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Issuer's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Issuer may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Issuer will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Issuer has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Issuer is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Issuer is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Issuer has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2003/2002/2001 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Documents on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Issuer carried out an evaluation, under the supervision and with the participation of the Issuer’s management, including the Issuer’s President, of the effectiveness of the design and operation of the Issuer’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President concluded that the Issuer’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Issuer required to be included in the Issuer’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recently completed fiscal year ended 7/31/2004 that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Issuer's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

          ---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Meyers Norris Penny, LLP, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Issuer has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                          Page

The financial statements thereto as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Meyers Norris Penny, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors Report, dated October 15, 2004

Balance Sheets at July 31, 2004 and 2003

Statements of Operations for the years ended July 31, 2004, 2003, and 2002.

Statements of Shareholders’ Equity for the years ended July 31, 2004, 2003, and 2002.

Statements of Cash Flows for the years ended July 31, 2004, 2003, and 2002.

Notes to Financial Statements

Unaudited Financial Statements

Balance Sheets at October 31, 2004 and October 31, 2004.

Statements of Operation and Deficit for the three months ended October 31, 2004 and 2003.

Statements of Cash Flows for the three months ended October 31, 2004 and 2003.

Notes to Financial Statements

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS (cont.)

(B)  Index to Exhibits:

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

1.

Option agreement between the Company and Novawest Resources Inc. dated April 10, 2003.

2.

Purchase agreement between the Company and partner Novawest Resources Inc. and Thundermin Resources Inc. dated July 28, 2003.

3.

Option agreement between the Company and Minera Capital Corporation dated March 26, 2004.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents

       Information Circular and Proxy Material for the Annual General Meeting Held on February 9, 2005

       Consent of Meyers Norris Penny, Independent Auditor, dated April 1, 2005.

       Signature Page

Cascadia International Resources Inc.

Financial Statements

July 31, 2004, 2003 and 2002

#

Management’s Responsibility for Financial Reporting

To the Shareholders of:

Cascadia International Resources Inc.

Management has responsibility for preparing the accompanying financial statements.  This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained.

It is the responsibility of the Board of Directors and Audit Committee to review the financial statements in detail with management prior to their approval of the financial statements for publication.

External auditors are appointed by the shareholders to audit the financial statements and report directly to them; their report follows.  The external auditors have full and free access to the Board of Directors, Audit Committee and management.

Jim Evaskevich

#

Auditors’ Report

To the Directors of:

Cascadia International Resources Inc.

We have audited the balance sheets of Cascadia International Resources Inc. as at July 31, 2004 and 2003 and the statements of net loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial positions of the Company as at July 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The figures as at and for the year ended July 31, 2002 were audited by another chartered accountant who issued an unqualified opinion in his report dated November 18, 2002.

Calgary, Alberta

October 15, 2004 (except for Note 13 which is as at January 20, 2005)

Chartered Accountants

Comments for U.S. Readers

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company’s ability to continue as a going-concern, as referred to in Note 1 to these financial statements. Our report to the directors dated October 15, 2004 (except for Note 13 which is as at January 20, 2005), is expressed in accordance with Canadian reporting standards, which do not permit a reference to such matters in the auditors’ report when the facts are adequately disclosed in the financial statements.

Calgary, Alberta

October 15, 2004 (except for Note 13 which is as at January 20, 2005)

Chartered Accountants

Cascadia International Resources Inc.
Balance Sheets
As at July 31,

	2004	2003	2002
Assets
Current
Cash	394,208	396,691	17,528
Marketable securities	-	300,000	-
Accounts receivable	20,845	11,077	11,705
	415,053	707,768	29,233
Property and equipment (Note 4)	51,128	-	-
Mineral properties (Note 5)	7,237,198	2,534,662	-
	7,703,379	3,242,430	29,233
Liabilities
Current
Accounts payable and accruals	319,624	135,843	15,663

Future income tax liability (Note 6)	1,798,168	769,500	-
	2,117,792	905,343	15,663
Commitments (Note 5)

Shareholders’ Equity
Share capital (Note 7)	8,277,645	4,790,159	2,257,035
Contributed surplus (Note 7)	957,588	-	-
Deficit	(3,649,646)	(2,453,072)	(2,243,465)
	5,585,587	2,337,087	13,570
	7,703,379	3,242,430	29,233

Approved on behalf of the Board:

______________________Director

Jim Evaskevich

______________________Director

Gordon Bowerman

Cascadia International Resources Inc.
Statements of Earnings (Net Loss) and Deficit
For the year ended July 31,

	2004	2003	2002
Interest income	16,187	6,262	-
Expenses
Bank charges	821	241	210
Depreciation	8,841	-	-
General corporate	86,288	6,303	12,717
Investors and shareholder relations	168,558	7,394	1,246
Management fees	-	25,000	30,000
Professional fees	331,500	107,510	24,085
Transfer agent and regulatory fees	19,624	41,321	12,765
Travel and promotion	16,611	28,100	-
	632,243	215,869	81,023
Net loss from operations	(616,056)	(209,607)	(81,023)
Stock-based compensation (Note 8)	(646,012)	-	-
	(1,262,068)	(209,607)	(81,023)
Future income tax recovery (Note 6)	65,494	-	-
Net loss	(1,196,574)	(209,607)	(81,023)
Deficit, beginning of year	(2,453,072)	(2,243,465)	(2,162,442)
Deficit, end of year	(3,649,646)	(2,453,072)	(2,243,465)
Loss per share (Note 9)	(0.04)	(0.03)	(0.01)

Cascadia International Resources Inc.
Statements of Cash Flows
For the year ended July 31,

	2004	2003	2002
Cash provided by (used for) the following activities
Operating
Net loss	(1,196,574)	(209,607)	(81,023)
Depreciation	8,841	-	-
Non-cash stock-based compensation	646,012	-	-
Future income tax recovery	(65,494)	-	-
Changes in non-cash working capital
Accounts receivable	(9,768)	628	(11,017)
Marketable securities	300,000	(300,000)	625
Accounts payable and accruals	8,465	31,529	(65,440)
	(308,518)	(477,450)	(156,855)
Financing
Issue of shares, net of share issuance costs	4,479,570	3,166,749	200,000
Finder’s fee	-	-	(20,000)
Repayments of short term loan	-	-	(5,812)
	4,479,570	3,166,749	174,188
Investing
Purchase of property and equipment	(59,969)	-	-
Purchase of and expenditures on mineral properties	(4,113,566)	(2,310,136)	-
	(4,173,535)	(2,310,136)	-
Increase (decrease) in cash	(2,483)	379,163	17,333
Cash, beginning of year	396,691	17,528	195
Cash, end of year	394,208	396,691	17,528

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

1.

Incorporation, nature and continuance of operations

Cascadia International Resources Inc. (“the Company”) was incorporated under the laws of the Province of British Columbia as Craven Resources Inc. on July 18, 1983 and changed its name to Cascadia International Resources Inc. on April 7, 1997.  The Company is involved in the acquisition and exploration of mineral properties in Canada.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company has a history of losses and has an accumulated deficit of $3,649,646 (2003 - $2,453,072).  The ability of the Company to continue operating as a going concern is dependent upon, among other things, its ability to attain profitable operations and generate funds therefrom and to continue to obtain capital financing from investors sufficient to meet current and future obligations.

2.

Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Marketable securities

Marketable securities are stated at the lower of cost or market value.

Property and equipment

Property and equipment are initially recorded at cost.  Amortization is provided using methods and rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Computer equipment	Declining balance	30%
Leasehold improvements	Straight line	3 years
Office equipment	Declining balance	20%

In the year of acquisition, amortization is taken at one-half of the above rates.

Mineral properties

The cost of resource properties and their related exploration costs are deferred until the properties are placed into production, sold or abandoned.  These costs will be amortized on a unit-of-production basis following the commencement of production or written off if the properties are sold or abandoned.  If the properties are considered to be impaired in value, an appropriate charge will be made at that time.

Costs include the cash consideration and the fair market value of shares and options issued on the acquisition of mineral properties.  Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.

The recorded cost of mineral claims and deferred exploration costs represents costs incurred and are not intended to reflect present or future values.  The ultimate recovery of such capitalized costs is dependent upon the discovery and development of economic ore reserves or the sale of mineral rights.

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

2.

Accounting policies  (continued from the previous page)

Joint venture activities

Substantially all of the Company's mineral exploration and development activities are conducted jointly with others.  These financial statements reflect only the Company's proportionate interest in such activities.

Flow-through shares

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada) (“the Act").  Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers.

Share capital is reduced by an amount equal to the estimated future income taxes payable by the Company as a result of the renunciations and the estimated future income taxes payable are recorded as an increase to the future income tax liability.

Future income taxes

The Company follows the asset and liability method to account for income taxes.  The asset and liability method requires that income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax basis.  Future income tax assets and liabilities are determined for each temporary difference based on enacted rates that are expected to be in effect when the underlying items of income and expenses are expected to be realized.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include the determination of impairment of mineral exploration costs, reclamation obligations and qualifying renouncements.  These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Stock-based compensation

In November 2003, the CICA revised Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, with respect to the accounting for stock-based compensation and other stock-based payments.  The revised recommendations require that beginning January 1, 2004, the fair value-based method be used to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments.  Under the fair value-based method, compensation costs are measured at fair value at the date of grant and are expensed over the award’s vesting periods.

In accordance with one of the transitional options permitted under Section 3870, the Company has elected to early-adopt the new recommendations effective August 1, 2003 and prospectively apply the standard for employee stock awards granted after August 1, 2003.  Prior to the adoption of the fair value-based method, the Company, as permitted by Section 3870, had chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees.

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

3.

Change in accounting policy

Stock based compensation

The Company has early-adopted the Canadian accounting standard as outlined in CICA Handbook 3870 "Stock-based Compensation and Other Stock-based Payments".  As allowed by the section, this policy has been adopted prospectively, with no restatement of prior years’ balances.  The adoption of the new accounting standard for stock-based compensation resulted in the Company recognizing an expense of $646,012 in 2004.

As required by the transitional provisions, proforma net income and earnings per share information has been provided as if the fair value method had been used for options granted between August 1, 2002 and July 31, 2003 (Note 8).

4.

Property and equipment

	Cost	Accumulated Depletion	2004 Net Book Value	2003 Net Book Value	2002 Net Book Value
Computer equipment	30,518	4,578	25,940	-	-
Leasehold improvements	19,771	3,295	16,476	-	-
Office equipment	9,680	968	8,712	-	-
	59,969	8,841	51,128	-	-

5.

Mineral properties

	Cost	Accumulated Depletion	2004 Net Book Value	2003 Net Book Value	2002 Net Book Value
Raglan – deferred exploration payments (a)	6,458,177	-	6,458,177	2,395,875	-
Raglan – Thundermin acquisition (b)	88,651	-	88,651	88,651	-
McGarry – deferred exploration payments (c)	54,993	-	54,993	50,136	-
Norton Lake – deferred exploration payments (d)	173,864	-	173,864	--	-
Attwood & Ficht Lake – deferred exploration payments (e)	461,513	-	461,513	--	-
	7,237,198	-	7,237,198	2,534,662	-

During the year, mineral property expenditures and acquisitions totaled $4,702,536 (2003 - $2,534,662) of which $175,317 (2003 - $88,651) is accrued in accounts payable and accruals, $413,652 (2003 – $135,875) were acquired through issue of common shares and $4,113,566 (2003 - $2,310,136) were acquired with cash.

Cascadia International Resources Inc. Notes to the Financial Statements
For the year ended July 31, 2004

5.

Mineral properties (continued from previous page)

a)  Raglan, Ungava Bay Properties in Quebec, Canada

During 2003, the Company entered into an Option Agreement (“Agreement”) with NovaWest Resources Inc. (“Novawest”) of Vancouver, Canada, whereby the Company may earn a 50% interest in the NovaWest’s 660 sq. km. (161,500 acre) Raglan Ni-Cu-PGM-Co Assemblage situated in northern Quebec. (the “Raglan Claims”).

Under the Agreement, the Company may earn its 50% interest in the Raglan Claims by paying Novawest $300,000 in cash and 1,500,000 in common shares of the Company over a three-year term as follows:

Cash payment schedule:

i) $50,000 upon execution of the Agreement;

ii) $100,000 on or before February 15, 2004; and

iii) $150,000 on or before February 15, 2005.

Share payment schedule:

i) 250,000 shares upon execution of the Agreement;

ii) 500,000 shares on or before February 15, 2004; and

iii) 750,000 shares on or before February 15, 2005.

Associated with the completion of the share and cash payments and exploration expenditure advances under the Agreement, the Company will be required to pay a finder’s fee, payable as common shares of the Company, in year two and three of the Agreement.    This finder’s fee is calculated as a percentage of the required exploration commitment and the market value of the common share payment based on the common share closing prices at April 30, 2004 and April 30, 2005.  The accrual for the finder’s fee for the current year is $117,000.

The Company has committed to exploration expenditures of $3.2 million in year one, $4.3 million in year two, and $4.5 million in year three.  The Company’s interest will vest 25% after meeting the first and second year’s combined commitments and a further 25% after meeting the third year’s commitments.

As part of an agreement for the Company to arrange a private placement for Novawest, the Company’s exploration commitment for year one was reduced by $1.0 million.  The year two commitment of $4.3 million can be reduced by $1.5 million if warrants associated with the private placement are fully exercised.

Under the Agreement, Novawest will be the Operator.  A Management Committee will be formed which is made up of five individuals, three from Novawest and two from the Company.

Expenses, such as advance royalties, claim renewal fees, etc. incurred to maintain the 660 sq. km. (161,500 acre) Raglan Claims will be shared equally by both the companies. An agreed area of influence will cover the entire Cape Smith/Raglan Belt extending from Ungava Bay to the east and Hudson Bay to the west.  The Company has been provided with the right to accelerate its earn-in, at its discretion, any time within the first two years, as well as an additional acceleration provision whereby the Company may accelerate its 50% earn-in immediately upon paying Novawest all unpaid cash, stock and exploration commitments.  This second provision is intended to cover the Company should a third party wish to simultaneously buy-out the interests of both parties.

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

5.

Mineral properties  (continued from previous page)

b)  Thunder Project, Raglan, Ungava Bay Property in Quebec, Canada

During 2003, the Company and Novawest acquired a 100% interest in the 35-claim Thunder Project situated on the “Main” Raglan Trend just north-northeast of the present Raglan Claims.

The Company’s consideration is comprised of $25,000 cash and 129,900 common shares at a price of $0.49 per share for a total of $63,652 (Note 7).  The common share consideration was accrued in accounts payable and accruals in the prior year.

c)  McGarry Township Property, Kirkland Lake, Ontario, Canada

The Company and Consolidated PPM Development Corp. (“CPM”) have an option agreement pertaining to the 16 mining claims located in McGarry Township (“the Property”) east of Kirkland Lake, Ontario.  Under the terms of the option agreement, the Company has agreed to spend not less than $500,000 on the Property over a period of forty-eight months.  CPM completed the Phase 1 drilling program in 2001 and the Company resumed the Phase 2 drilling program and spent $4,857 during the year.  The minimum expenditure requirement for the Phase 2 drilling program is $50,000.

d) Norton Lake Property, Thunder Bay, Ontario

In October 2003, the Company optioned a 164 and 152 claim unit group in the Norton Lake area, Thunder Bay from East West Resource Corp. (“East West”) and Canadian Golden Dragon Resources Ltd.  Under the terms of the option agreement, the Company has agreed to spend a minimum of $150,000 on drilling within 12 months of the agreement.  During the year, the Company spent $173,864 thereby exceeding this requirement.  The Company may earn the following interests in both claims groups:

•

51% by spending $1.5 million by November 1, 2010;

•

60% by completing a feasibility study to the standards of the Toronto Stock Exchange (“TSX”) by November 1, 2011;

•

70% by financing the property to production.

Option payments are to be made in stages, totaling $125,000 over 7 years commencing November 1, 2004.  An option payment of $25,000 was paid upon the signing of the agreement.

e) Attwood & Ficht Lake Property, Armstrong, Ontario

In October 2003, the Company optioned a 290 claim unit property located 60 miles north of Armstrong, Ontario that covers 10 miles (16 km) of a greenstone belt containing numerous copper nickel-cobalt showings. The property is presently held 100% by East West subject to a 3% NSR to the original prospector vendors.  Under the terms of the option agreement, the Company has agreed to spend a minimum of $100,000 drilling in the winter.   During the year, the Company spent $461,513 thereby exceeding this requirement. The Company may earn the following interests in both groups:

•

51% by spending $1.0 million by November 1, 2010;

•

60% by completing a feasibility study to the standards of the TSX by November 1, 2011;

•

70% by financing the property to production.

Option payments to East West are to be made in stages, totaling $95,000 over 7 years.  Payments to the underlying vendor, are to be made in stages, totaling $90,000 over 4 years.   During the year, $30,000 was paid under these arrangements.

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

5.

Mineral properties  (continued from previous page)

f) True North Project, Ungava Bay Properties in Quebec, Canada

In April 2004, the Company acquired a 35% interest in the 30,774 acre True North Project on the north Raglan Trend in partnership with NovaWest Resources Inc. (35% interest). The acquisition of the True North property from Minera Capital is on condition of spending a minimum of $440,000 over 3 years split 50/50 between Cascadia and NovaWest Resources Inc.  As at July 31, 2004, no expenditures have been incurred on this property.

6.

Future income taxes

	2004	2003

Future income tax liabilities
Mineral exploration costs	1,798,168	769,500

Future income tax assets
Property and equipment	3,059	-
Mineral exploration costs	-	153,000
Loss carry forwards	497,513	338,808
Share issuance costs	105,217	4,560
	605,788	496,368
Valuation allowance	(605,788)	(496,368)
	-	-
Future income tax liability	1,798,168	769,500

The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following reasons:

	2004	2003
Loss before taxes	(1,262,068)	(209,607)
Expected tax recovery at 34.60% (2003 – 38.00%)	436,675	79,650
Tax effect of expenses not deductible for tax purposes:
Stock-based compensation	(223,520)	-
Rate differential	26,163	-
Change in valuation allowance	(109,420)	-
Resource allowance	(43,825)	(14,041)
Other	(20,579)	(65,609)
Future income tax recovery	65,494	-

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

6.

Future income taxes (continued from the previous page)

At July 31, 2004, the Company has the following estimated tax pools available for deduction against future taxable income:

	2004	2003

Mining exploration depletion base	17,000	17,000
Canadian development expense	86,500	86,500
Canadian exploration expense	1,802,000	2,699,000
Foreign exploration and development expense	133,900	133,900
Undepreciated capital cost	60,000	-
Share issuance costs	304,000	12,000
Non-capital losses	1,419,000	890,000

The non-capital losses will expire as follows:

2005	122,000
2006	158,000
2007	133,000
2008	123,000
2009	123,000
2010	163,000
2011	597,000

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

7.

Share capital

Authorized

Unlimited number of common shares, without nominal or par value
Unlimited number of non-voting common shares, without nominal or par value
Unlimited number of preferred shares, without nominal or par value
Issued
Common shares	Number	Value
Balance ending, July 31, 2001	9,116,374	2,077,035
Consolidation 4:1	(6,837,280)	-
Private placement	2,000,000	100,000
Private placement	1,000,000	100,000
Finder’s fee	-	(20,000)
Balance ending, July 31, 2002	5,279,094	2,257,035
Consolidation 2:1	(2,639,547)	-
Private placement (i)	2,000,000	200,000
Private placement (ii)	7,500,000	1,125,000
Private placement (iii)	6,000,000	1,800,000
Warrants exercised	1,850,007	185,000
Agent’s commission shares	150,000	45,000
Raglan Claims option agreement - 1st payment	250,000	37,500
Raglan Claims finder’s fee agreement - 1st payment	655,833	98,375
Share issue costs	-	(188,251)
Effect of future income taxes on flow-through expenditures	-	(769,500)
Balance ending, July 31, 2003	21,045,387	4,790,159
Flow through shares private placement (iv)	4,000,000	2,000,000
Flow through shares private placement (v)	1,000,000	500,000
Private placement (vi)	833,334	500,000
Warrants exercised	7,555,000	1,654,500
Options exercised	180,000	54,000
Thundermin payment (Note 5)(iv)	129,900	63,652
Raglan Claims option agreement – 2nd payment (Note 5)	500,000	270,000
Agent’s commission shares (iv)	160,000	80,000
Share issue costs	-	(228,930)
Share issue costs – agent’s commission options	-	(311,575)
Effect of future income taxes on share issue costs	-	144,345
Effect of future income taxes on flow-through expenditures	-	(1,238,506)
Balance ending, July 31, 2004	35,403,621	8,277,645

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

7.

Share capital  (continued from the previous page)

(i)

This private placement was a non-brokered offering consisting of 2,000,000 units, at a price of $0.10 per unit for gross proceeds of $200,000.  Each unit consists of one common share and one non-transferable share purchase warrant for the purchase of one common share of the Company within two years at a price of $0.10 per share.  The units were subject to a four-month hold period which expired June 12, 2003.

(ii)  This private placement was a non-brokered offering consisting of 7,500,000 units, at a price of $0.15 per unit for gross proceeds of $1,125,000.   Of the total units, 2,000,000 consist of one common share and one warrant for the purchase of one additional common share of the Company within one year at $0.21 per share.  The balance of 5,500,000 units shall be treated as a flow-through investment and consist of one common share and one-half purchase warrant, where two half warrants entitle the holder to purchase one further flow-through common share of the Company within one year at the price of $0.21 per share.  All of the qualifying expenditures relating to this issue were renounced to the shareholders by December 31, 2003.

(iii)  This private placement was a best efforts brokered private placement consisting of 6,000,000 units at a price of $0.30 per unit for gross proceeds of $1,800,000.  Of the total units, 2,000,000 consist of one common share and one warrant for the purchase of one further common share of the Company within two years at a price of $0.40 per share.  The remaining 4,000,000 units are flow-through units, which convey income tax benefits to the purchasers.  Each flow-through unit consists of one common share and one warrant to purchase one further flow-through common share of the Company within two years at a price of $0.40 per share.  All of the qualifying expenditures relating to this issue were renounced to the shareholders by December 31, 2003.

(iv)   On September 19, 2003 the Company completed a private placement of 4,000,000 units at a price of $0.50 per unit for gross proceeds of $2,000,000 through its agent, First Associates, pursuant to a short-form offering document. Each unit consisted of one common share, issued on a “flow-through” basis under the Income Tax Act (Canada) and one share purchase warrant.  Each share purchase warrant entitles the holder to acquire one additional common share at a price of $0.60 per share until September 2005. The Agent received 600,000 unit options at $0.50 per unit, and commissions of $80,000 cash and 160,000 common shares valued at $80,000. The proceeds will be used to incur eligible Canadian Exploration Expenses at Norton and Lindsay Bay in Northern Ontario.

(v)

On December 23, 2003 the Company completed a private placement of 1,000,000 units at a price of $0.50 per unit for gross proceeds of $500,000.  Each unit consisted of one common share to be issued on a “flow-through” basis under the Income Tax Act (Canada) and one common share purchase warrant.  Each share purchase warrant entitles the holder to acquire one additional common share at a price of $0.60 per share until December 2005.  The proceeds will be used to incur eligible Canadian Exploration Expenses at Norton and Lindsay Bay in Northern Ontario.

(vi)

On June 21, 2004, the Company completed a private placement with SIDEX of 833,334 shares at $0.60 per unit for gross proceeds of $500,000.   Each unit will consist of one common share and one share purchase warrant.  Each share purchase warrant entitles SIDEX to acquire one additional common share at a price of $0.75 per share until June 2006.

Cascadia International Resources Inc. Notes to the Financial Statements
For the year ended July 31, 2004

7.

Share capital  (continued from the previous page)

Stock options

The Company has a stock option plan under which the Board of Directors may grant options to directors, officers, other employees and key consultants.  The purpose of the plan is to advance the interests of the Company by encouraging these individuals to acquire shares in the Company and thereby remain associated with, and seek to maximize the value of the Company.  The options expire not more than five years from the date of grant, or earlier if the individual ceases to be associated with the Company.

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date

Balance ending, July 31, 2002	107,500	0.35	0.35	2003
Expired	(107,500)	0.35	0.35	-
Issued	2,069,538	0.30	0.30	2008

Balance ending, July 31, 2002	2,069,538	0.30	0.30	2008

Issued	1,573,000	0.50	0.50	2008
Exercised	(180,000)	0.30	0.30	2008

Balance ending, July 31, 2004	3,462,538	0.30 – 0.50	0.34	2008

Agent options

The Company also has a stock option plan under which the Board of Directors may grant options to agents of the Company.

	Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date

Balance ending, July 31, 2002	-	-	-	-

Issued	1,200,000	0.30	0.30	2008

Balance ending, July 31, 2003	1,200,000	0.30	0.30	2008

Issued	600,000	0.50	0.50	2008

Balance ending, July 31, 2004	1,800,000	0.30-0.50	0.36	2008

The 1,800,000 agent options outstanding have an estimated fair value of $311,576, recognized as an increase to share issue costs.  The fair value of these options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate (%)	4.73%
Expected volatility (%)	100.00%
Expected life (years)	1 to 2

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

7.

Share capital  (continued from the previous page)

              Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range ($)	Weighted Average Price ($)	Expiry Date

Balance ending, July 31, 2002	300,000	0.10	0.10	2003-2004
Consolidation 2:1	(1,500,000)	0.10	0.10
Issued	14,100,000	0.10-0.40	0.28	2004-2005
Exercised	(1,850,000)	0.10	0.10

Balance ending, July 31, 2003	13,750,000	0.10-0.40	0.26	2004-2005
Issued	5,760,000	0.60	0.60	2005-2006
Exercised	(7,555,000)	0.10-0.40	0.22

Balance ending July 31, 2004	11,955,000	0.10-0.60	0.49	2004-2006

8.

Stock-Based Compensation

The Company accounts for stock options granted to directors, officers, employees and consultants using the “fair value method”, whereby compensation is recorded equal to the fair value of the option granted over the term of vesting.  During the year, 1,573,000 options with an estimated fair value of $646,012 were granted.  The fair value of options granted during 2004 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate (%)	4.73%
Expected volatility (%)	100.00%
Expected life (years)	5

Had the fair value method been used since August 1, 2002, the Company’s proforma net loss for 2003 would have been $729,607 or $0.12 per share - basic.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

9.

Per share amounts

Basic loss per share is calculated using the weighted average number of shares outstanding for the period.  For purposes of the calculation, the weighted average number of shares outstanding was 29,095,468 (2003 – 6,319,617).

Diluted per common share amounts have not been presented, as any effect is antidilutive.

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

10.

Financial instruments

The Company, as part of its operations, carries a number of financial instruments.  It is management's opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Fair value of financial instruments

The fair value of cash, accounts receivable, accounts payable and accruals approximates their carrying value due to the short-term maturities of these financial instruments.

11.

Related party transactions

During the year, the Company paid Yangarra Resources Inc. (“Yangarra”) $144,628 (2003 - $6,000) for rent, office services and for its share of leasehold improvements and office equipment.  At year-end, included in accounts receivable and accounts payable and accruals are $3,348 (2003 - $nil) and $75,273 (2003 - $nil), respectively, relating to transactions with Yangarra.  Yangarra is a public oil and gas company based in Calgary, Alberta.  James G. Evaskevich, the President and a director of the Company is also the President, Chief Executive Officer and a director of Yangarra Resources Inc.

During the year, the Company had transactions related to administration and consulting of $61,070 (2003 - $25,000) with companies controlled by certain of the Company’s officers and directors.  Of this amount, $4,135 (2003 - $nil) is in accounts payable and accruals at year-end.

An aggregate of $2,268 (2003 - $nil) currently in accounts payable will be paid to Burstall Winger LLP for legal fees and disbursements.  A director of the Company is a partner of Burstall Winger LLP.  Legal fees to Burstall Winger were $52,247 (2003 - $nil).

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

13.

Differences between Canadian and U.S. generally accepted accounting principles

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments required in order to conform to accounting principles generally accepted in the United States (“U.S. GAAP”).

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

13.

Differences between Canadian and U.S. generally accepted accounting principles  (continued)

Statement of (loss) income:	2004	2003	2002
Net loss for the year based on Canadian GAAP	(1,196,574)	(209,607)	(81,023)
Deferred exploration costs prior to the establishment of proven and probable mineral reserves ( Note 13a)	(4,702,536)	(2,534,662)	-
Flow-through share premium paid in excess of market value (Note 13f)	440,000	-	-
Net loss for the year based on U.S. GAAP	(5,459,110)	(2,744,269)	(81,023)
Loss per share, basic	(0.19)	(0.43)	(0.02)

Shareholders’ equity:	2004	2003	2002
Shareholders’ equity based on Canadian GAAP	5,585,587	2,337,087	13,570
Deferred exploration costs prior to the establishment of proven and probable mineral reserves (Note 13a)	(7,237,198)	(2,534,662)	-
Shareholders’ equity (deficit) based on U.S. GAAP	(1,651,611)	(197,575)	13,570

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

13.

Differences between Canadian and U.S. generally accepted accounting principles  (continued)

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S. GAAP.

Interest in exploration properties and deferred exploration expenditures

	2004	2003	2002
Canadian GAAP	7,237,198	2,534,662	-
Deferred exploration costs prior to the establishment of proven and probable mineral reserves	(7,237,198)	(2,534,662)	-
U.S. GAAP	-	-	-

Capital stock

	2004	2003	2002
Canadian GAAP	8,277,645	4,790,159	2,257,035
Flow-through common shares (Note 13f)	(440,000)	-	-
U.S. GAAP	7,837,645	4,790,159	2,257,035

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

13.

Differences between Canadian and U.S. generally accepted accounting principles  (continued)

a) Interest in Exploration Properties and Deferred Exploration Costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 - “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.  The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under U.S. GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized.

b) Stock-based Compensation

The Company accounts for its stock based compensation under US GAAP in accordance with APB25 (intrinsic value method) for employees and FAS No. 123 (fair value method) for non-employees. Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, under Canadian GAAP, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method.  As disclosed in Note 2, effective August 1, 2003, the Company adopted the fair value method of accounting for all options granted after that date.  If the Company had accounted for its stock-based compensation plan for employees under FAS No. 123, the pro forma impact on the July 1, 2003 would have been to increase the net loss by $520,000 ($0.08 per share).

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

13.

Differences between Canadian and U.S. generally accepted accounting principles  (continued)

b) Stock-based Compensation  (continued)

The Company estimates the fair value of options granted using the Black-Scholes option price model using the following weighted average assumptions:

	2004	2003	2002

Risk-free interest rate	4.73	4.73	-
Expected life of options	5 years	5 years	-
Expected volatility of the Company’s share price	100%	100%	-
Expected dividend yield	Nil	Nil	-
Weighted average fair value of options granted	$ 646,012	$ 520,000	-

c) Statements of Cash Flows

As a result of the treatment of mining interests under item (a) above, cash expended for the exploration costs would have been classified as operating rather than investing, resulting in the following totals:

The impact of the differences between Canadian GAAP and United States GAAP on the consolidated statements of cash flows would be as follows:

	2004	2003	2002
Cash flows used in operating activities, Canadian GAAP	(308,518)	(477,450)	(156,855)
Mineral properties	(4,113,566)	(2,310,136)	-
Marketable securities	(300,000)	300,000	-
Net cash used in operating activities, United States GAAP	(4,722,084)	(2,487,586)	(156,885)
Cash flows provided by financing activities, Canadian GAAP and United States GAAP States GAAP	4,479,570	3,166,749	124,188
Cash flows used in investing activities, Canadian GAAP	(4,173,535)	(2,310,136)	-
Mineral exploration expensed under US GAAP	4,113,566	2,310,136	-
Proceeds from sale of marketable securities	300,000	-	-
Investment in marketable securities	-	(300,000)	-
Cash flows provided by (used in) investing activities, United States GAAP	240,031	(300,000)	-
Increase (decrease) in cash during the year	(2,483)	379,163	17,333
Cash, beginning of year	396,691	17,528	195
Cash and cash equivalents, end of year	394,208	396,691	17,528

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

13.   Differences between Canadian and U.S. generally accepted accounting principles  (continued)

d) Investment in Jointly Controlled Entities

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholder’s equity.

e) Comprehensive Income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.  The Company believes there is no difference between net loss and Comprehensive net loss for the years reported.

f) Flow-through Shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are recorded as share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under U.S. GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash. As at July 31, 2004, unexpended flow-through funds totaled $ 394,208 (July 31, 2003 - $ 696,691).

g) Recent Accounting Pronouncements

Foreign Currency and Hedging

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s years ending on or after August 1, 2003. Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Cascadia International Resources Inc. Notes to the Financial Statements
For the year ended July 31, 2004

13.   Differences between Canadian and U.S. generally accepted accounting principles  (continued)

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with U.S. GAAP. The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

•

   a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

•

a long-lived asset can only be classified as held for sale if certain criteria are met;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

•

a loss recognized on classification of an asset as held for sale does not include future operating losses;       discontinued operations are defined more broadly than previously. They comprise dispositions where    the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

•

the income statement display of discontinued operations is unchanged from previous display; and, various disclosures related to the disposal of long-lived assets is required.

The Company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after January 31, 2003 must be consolidated immediately. VIE’s existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has determined that it does not have any VIE’s which will require consolidation.

Derivatives and Hedging Activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The Company adopted the provisions of SFAS No. 149 for US GAAP purposes on January 1, 2003 and adopted the provision of EIC 128 on January 1, 2003.  The adoption of these pronouncements is not expected to have a material effect on the Company’s financial statements.

Cascadia International Resources Inc.
Notes to the Financial Statements
For the year ended July 31, 2004

13.   Differences between Canadian and U.S. generally accepted accounting principles  (continued)

g) Recent Accounting Pronouncements  (continued)

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations." This Statement requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets, except for certain obligations of lessees.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that it does not have any asset retirement obligations.

Stock-based Employee Compensation

In December 2002, the FASB issued Statement 148 (SFAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure: an amendment of FASB Statement 123” (SFAS 123), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with earlier application permitted. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and believes that the accompanying financial statements are consistent with the new guidance contained in SFAS 148.

Financial Statements 6 Months Ended - January 31, 2005

(Unaudited – Prepared by Management)

To the Shareholders:

Cascadia International Resources Inc.

Management has the responsibility for preparing the accompanying interim financial statements. This responsibility includes selecting appropriate accounting principles and making objective judgments and estimates in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities for the integrity and fairness of the interim financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and proper records maintained.

The Board of Director has appointed an Audit Committee, consisting primarily of Directors who are neither employees nor officers of the Company. The Audit Committee is appointed by the Board to review the interim financial statements in detail with management and to report to the Board prior to their approval of the interim financial statements for publication.

External auditors have not been appointed by management to audit or review the interim financial statements.

__________“signed”___________________

                Jim Evaskevich

__________“signed”___________________

               John Aihoshi

Cascadia International Resources Inc.

Balance Sheet

	January 2005 (unaudited)	July 2004 (audited)
Assets
Current Cash Accounts receivable	690,549 59,861	394,208 20,845
	750,410	415,053
Property and equipment (Note 3) Mineral properties (Note 4)	45,186 7,797,862	51,128 7,237,198
	8,593,458	7,703,379
Liabilities Current Accounts payable and accruals Future income tax liability	282,706 2,236,004	319,624 1,798,168
	2,518,710	2,117,792
Shareholders’ Equity Share capital (Note 5) Contributed surplus Deficit	9,095,565 1,028,542 (4,049,359)	8,277,645 957,588 (3,649,646)
	6,074,748	5,585,587
	8,593,458	7,703,379

Approved on behalf of the Board:

“signed”

Director

Jim Evaskevich

“signed”

Director

Gordon Bowerman

Cascadia International Resources Inc.

	Statement of Net Loss and Deficit (unaudited)
	Three months ended January 31,		Six months ended January 31,
	2005	2004	2005	2004
Interest income	907	-	2,086	2,109
Expenses Bank Charges	2,568	428	3,454	506
Depreciation	3,881	3,270	7,635	3,270
General corporate	16,958	11,770	42,443	28,607
Investors and shareholder relations	7,935	19,567	28,511	48,046
Professional fees	210,192	87,325	242,162	142,208
Transfer agent and regulatory fees	3,900	11,070	5,619	12,943
Travel and promotion	453	18,052	1,021	23,015
	245,887	151,482	330,845	258,595
Net loss from operations	(244,980)	(151,482)	(328,759)	(256,486)
Non-cash stock-based compensation	70,954	-	70,954	-
Net loss	(315,934)	(151,482)	(399,713)	(256,486)
Deficit, beginning of period	(3,733,425)	(2,558,076)	(3,649,646)	(2,453,072)
Deficit, end of period	(4,049,359)	(2,709,558)	(4,049,359)	(2,709,558)

Cascadia International Resources Inc.

Statement of Cash Flows

(Unaudited)

	Three months ended Six months ended January 31, January 31,
	2005	2004	2005	2004
Cash provided by (used for) the following activities Operating Net loss	(315,934)	(151,482)	(399,713)	(256,486)
Depreciation	3,881	3,270	7,635	3,270
Non-cash stock-based compensation	70,954	-	70,954	-
Changes in working capital Accounts receivable	(41,325)	(16,238)	(39,016)	(35,996)
Marketable securities	-	-	-	300,000
Prepaid expenses and deposits	-	61,855	-	(73,145)
Accounts payable	(355,112)	58,580	(36,919)	(41,178)
	(637,536)	(44,015)	(397,059)	(103,535)
Financing Issue of shares, net of share issuance costs	1,265,423	1,132,550	1,255,757	3,174,523
Investing Mineral property and equipment purchases	(114,388)	(103,729)	(562,357)	(220,361)
Increase in cash	513,499	984,806	296,341	2,850,627
Cash, beginning of period	177,050	2,262,512	394,208	396,691
Cash, end of period	690,549	3,247,318	690,549	3,247,318

Cascadia International Resources Inc.

Notes to the Financial Statements

For the six months ended January 31, 2005

(Unaudited)

1.

Incorporation, nature and continuance of operations

Cascadia International Resources Inc. (“the Company”) was incorporated under the laws of the Province of British Columbia as Craven Resources Inc. on July 18, 1983 and changed its name to Cascadia International Resources Inc. on April 7, 1997. The Company is involved in the acquisition and exploration of mineral properties in Canada.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company has a history of losses and an accumulated deficit of $4,049,359. The ability of the Company to continue operating as a going concern is dependent upon, among other things, its ability to attain profitable operations and generate funds therefrom and to continue to obtain capital financing from investors sufficient to meet current and future obligations.

2.

Accounting policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended July 31, 2004. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles are not included. These interim financial statements should be read together with the Company’s audited financial statements for the year ended July 31, 2004.

3.

Property and Equipment

	Cost	Accumulated Depreciation	January 2005 Net Book Value	July 2004 Net Book Value
Computer equipment	32,211	8,596	23,615	25,940
Leasehold improvements	19,771	6,041	13,730	16,476
Office equipment	9,680	1,839	7,841	8,712

	61,662	16,476	45,186	51,128

4.

Mineral Properties

	Cost	Accumulated Depletion	January 2005 Net Book Value	July 2004 Net Book Value
Raglan – deferred exploration payments	6,804,277	-	6,804,277	6,458,177
Raglan – Thundermin acquisition	88,651	-	88,651	88,651
Raglan – True North properties	76,398	-	76,398	-
McGarry – deferred exploration payments	54,993	-	54,993	54,993
Norton Lake – deferred exploration payments	271,465	-	271,465	173,864
Attwood & Ficht Lake – deferred exploration payments	461,513	-	461,513	461,513
Midway – deferred exploration payments	40,565	-	40,565	-

	7,797,862	-	7,797,862	7,237,198

During the quarter, mineral property expenditures and acquisitions totaled $112,695 (2004 - $123,038).

Cascadia International Resources Inc.

Notes to the Financial Statements

For the six months ended January 31, 2005

(Unaudited)

4.

Mineral properties (continued from previous page)

a) Raglan, Ungava Bay Properties in Quebec, Canada

During 2003, the Company entered into an Option Agreement (“Agreement”) with NovaWest Resources Inc. (“Novawest”) of Vancouver, Canada, whereby the Company may earn a 50% interest in the NovaWest’s 660 sq. km. (161,500 acre) Raglan Ni-Cu-PGM-Co Assemblage situated in northern Quebec. (the “Raglan Claims”).

Under the Agreement, the Company may earn its 50% interest in the Raglan Claims by paying Novawest $300,000 in cash and 1,500,000 in common shares of the Company over a three-year term as follows:

Cash payment schedule:

i)

$50,000 upon execution of the Agreement;

ii)

$100,000 on or before February 15, 2004; and

iii)

$150,000 on or before February 15, 2005.

Share payment schedule:

i)

250,000 shares upon execution of the Agreement;

ii)

500,000 shares on or before February 15, 2004; and

iii)

750,000 shares on or before February 15, 2005.

Associated with the completion of the share and cash payments and exploration expenditure advances under the Agreement, the Company will be required to pay a finder’s fee, payable as common shares of the Company, in year two and three of the Agreement. This finder’s fee is calculated as a percentage of the required exploration commitment and the market value of the common share payment based on the common share closing prices at April 30, 2004 and April 30, 2005. The accrual for the finder’s fee for the current year is $117,000.

The Company has committed to exploration expenditures of $3.2 million in year one, $4.3 million in year two, and $4.5 million in year three. The Company’s interest will vest 25% after meeting the first and second year’s combined commitments and a further 25% after meeting the third year’s commitments.

As part of an agreement for the Company to arrange a private placement for Novawest, the Company’s exploration commitment for year one was reduced by $1.0 million. The year two commitment of $4.3 million can be reduced by $1.5 million if warrants associated with the private placement are fully exercised.

Under the Agreement, Novawest will be the Operator. A Management Committee will be formed which is made up of five individuals, two from Novawest, two from the Company, and one independent.

Expenses, such as advance royalties, claim renewal fees, etc. incurred to maintain the 660 sq. km. (161,500 acre) Raglan Claims will be shared equally by both the companies. An agreed area of influence will cover the entire Cape Smith/Raglan Belt extending from Ungava Bay to the east and Hudson Bay to the west. The Company has been provided with the right to accelerate its earn-in, at its discretion, any time within the first two years, as well as an additional acceleration provision whereby the Company may accelerate its 50% earn-in immediately upon paying Novawest all unpaid cash, stock and exploration commitments. This second provision is intended to cover the Company should a third party wish to simultaneously buy-out the interests of both parties.

b) Thunder Project, Raglan, Ungava Bay Property in Quebec, Canada

During 2003, the Company and Novawest acquired a 100% interest in the 35-claim Thunder Project situated on the “Main” Raglan Trend just north-northeast of the present Raglan Claims.

The Company’s consideration is comprised of $25,000 cash and 129,900 common shares at a price of $0.49 per share for a total of $63,652 (Note 6). The common share consideration was accrued in accounts payable and accruals in the prior year.

Cascadia International Resources Inc.

Notes to the Financial Statements

For the six months ended January 31, 2005

(Unaudited)

4.

Mineral properties (continued from previous page)

c)  McGarry Township Property, Kirkland Lake, Ontario, Canada

The Company and Consolidated PPM Development Corp. (“CPM”) have an option agreement pertaining to the 16 mining claims located in McGarry Township (“the Property”) east of Kirkland Lake, Ontario. Under the terms of the option agreement, the Company has agreed to spend not less than $500,000 on the Property over a period of forty-eight months. CPM completed the Phase 1 drilling program in 2001 and the Company resumed the Phase 2 drilling program and spent $4,857 during the year. The minimum expenditure requirement for the Phase 2 drilling program is $50,000.

d)  Norton Lake Property, Thunder Bay, Ontario

In October 2003, the Company optioned a 164 and 152 claim unit group in the Norton Lake area, Thunder Bay from East West Resource Corp. (“East West”) and Canadian Golden Dragon Resources Ltd. Under the terms of the option agreement, the Company has agreed to spend a minimum of $150,000 on drilling within 12 months of the agreement. During the year, the Company spent $173,864 thereby exceeding this requirement. The Company may earn the following interests in both claims groups:

·

51% by spending $1.5 million by November 1, 2010;

·

60% by completing a feasibility study to the standards of the Toronto Stock Exchange (“TSX”) by November 1, 2011;

·

70% by financing the property to production.

Option payments are to be made in stages, totaling $125,000 over 7 years commencing November 1, 2004. An option payment of $25,000 was paid upon the signing of the agreement.

e) Attwood & Ficht Lake Property, Armstrong, Ontario

In October 2003, the Company optioned a 290 claim unit property located 60 miles north of Armstrong, Ontario that covers 10 miles (16 km) of a greenstone belt containing numerous copper nickel-cobalt showings. The property is presently held 100% by East West subject to a 3% NSR to the original prospector vendors. Under the terms of the option agreement, the Company has agreed to spend a minimum of $100,000 drilling in the winter. During the year, the Company spent $461,513 thereby exceeding this requirement. The Company may earn the following interests in both groups:

·

51% by spending $1.0 million by November 1, 2010;

·

60% by completing a feasibility study to the standards of the TSX by November 1, 2011;

·

70% by financing the property to production.

Option payments to East West are to be made in stages, totaling $95,000 over 7 years. Payments to the underlying vendor, are to be made in stages, totaling $90,000 over 4 years. During the year, $30,000 was paid under these arrangements. After reviewing the data obtained during 2004, this property was returned to the vendors and all expenditures that were incurred were transferred to the Norton Earning Agreement.

Cascadia International Resources Inc.

Notes to the Financial Statements

For the six months ended January 31, 2005

(Unaudited)

4.

Mineral properties (continued from previous page)

f)   True North Project, Ungava Bay Properties in Quebec, Canada

In April 2004, the Company acquired a 35% interest in the 30,774 acre True North Project on the north Raglan Trend in partnership with NovaWest Resources Inc. (35% interest). The acquisition of the True North property from Minera Capital is on condition of spending a minimum of $440,000 over 3 years split 50/50 between Cascadia and NovaWest Resources Inc. As at October 31, 2004, no expenditures have been incurred on this property.

g)   Midway Project, Thunder Bay, Ontario, Canada

An airborne EM survey was flown over the entire property which traced a number of basement conductors and the westward extent of conductors that occur on the adjoining Havoc claim group. These conductors form the primary uranium exploration targets that will determine future lease acquisitions. Cascadia intends to participate in this area with 100% ownership.

5.

Share capital

Authorized

Unlimited number of common shares, without nominal or par value

Unlimited number of non-voting common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

Issued

Common Shares	Number	Value

Balance ending, July 31, 2003	21,045,387	4,790,159

Flow through shares private placement (i)	4,000,000	2,000,000
Flow through shares private placement (ii)	1,000,000	500,000
Private placement (iii)	833,334	500,000
Warrants exercised	7,555,000	1,654,500
Options exercised	180,000	54,000
Thundermin payment (note 4b)	129,900	63,653
Raglan Claims option agreement – 2nd payment (note 4a)	500,000	270,000
Agent’s commission shares (i)	160,000	80,000
Share issue costs	-	(228,930)
Share issue costs – agent’s commission options	-	(311,575)
Effect of future income taxes on share issue costs	-	144,345
Effect of future income taxes on flow-through expenditures	-	(1,238,507)

Balance ending, July 31, 2004	35,403,621	8,277,645
Private placement (iv)	3,262,500	1,305,000
Warrants exercised	10,000	1,000
Share issue costs	-	(50,243)
Effect of future income taxes on flow-through expenditures	-	(451,530)
Effect of future income taxes on share issue costs	-	13,693

Balance ending, January 31, 2005	38,676,121	9,095,565

Cascadia International Resources Inc.

Notes to the Financial Statements

For the six months ended January 31, 2005

(Unaudited)

5.

Share capital (continued from previous page)

(i)

On September 19, 2003 the Company completed a private placement of 4,000,000 units at a price of $0.50 per unit for gross proceeds of $2,000,000 through its agent, First Associates, pursuant to a short-form offering document. Each unit consisted of one common share, issued on a “flow-through” basis under the Income Tax Act (Canada) and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share at a price of $0.60 per share until September 2005. The Agent received 600,000 unit options at $0.50 per unit, and commissions of $80,000 cash and 160,000 common shares valued at $80,000. The proceeds will be used to incur eligible Canadian Exploration Expenses at Norton and Lindsay Bay in Northern Ontario.

(ii)

On December 23, 2003 the Company completed a private placement of 1,000,000 units at a price of $0.50 per unit for gross proceeds of $500,000. Each unit consisted of one common share to be issued on a “flow-through” basis under the Income Tax Act (Canada) and one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share at a price of $0.60 per share until December 2005. The proceeds will be used to incur eligible Canadian Exploration Expenses at Norton and Lindsay Bay in Northern Ontario.

(iii)

On June 21, 2004, the Company completed a private placement with SIDEX of 833,334 shares at $0.60 per unit for gross proceeds of $500,000. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant entitles SIDEX to acquire one additional common share at a price of $0.75 per share until June 2006.

(iv)

On December 31, 2004, the Company completed a non-brokered private placement of 3,262,500 units at $0.40 per unit for gross proceeds of $1,305,000. Each unit consists of one common share issued on a “flow-through” basis under the Income Tax Act (Canada) and one-half of one common share purchase warrant, with each whole warrant exercisable for a period of 12 months at $0.60 per share. The flow through shares and warrants are subject to a four month hold period, expiring on May 1, 2005.

Stock options

The Company has a stock option plan under which the Board of Directors may grant options to directors, officers, other employees and key consultants. The purpose of the plan is to advance the interests of the Company by encouraging these individuals to acquire shares in the Company and thereby remain associated with, and seek to maximize the value of the Company. The options expire not more than five years from the date of grant, or earlier if the individual ceases to be associated with the Company.

Number of Options	Price Range ($)	Weighted Average Price ($)	Expiry Date

Balance ending, July 31, 2003	2,069,538		0.30	0.30	2008
Issued	1,573,000	0.50 –	-0.59	0.54	2008
Exercised	(180,000)		0.30	0.30	2008
Balance ending, July 31, 2004	3,462,538	0.30 –	-0.50	0.34	2008
Issued	407,000	0.29 –	-0.40	0.38	2008
Balance ending, January 31, 2005	3,869,538	0.29 –	-0.59	0.41	2008

Cascadia International Resources Inc.

Notes to the Financial Statements

For the six months ended January 31, 2005

(Unaudited)

5.

Share capital (continued from previous page)

Agent options

The Company also has a stock option plan under which the Board of Directors may grant options to agents of the Company.

	Number of Options	Price Range ($)		Weighted Average Price ($)	Expiry Date
Balance ending July 31, 2002	-		-	-	-
Issued	1,200,000		0.30	0.30	2008
Balance ending, July 31, 2003	1,200,000		0.30	0.30	2008
Issued	600,000		0.50	0.50	2008
Balance ending, July 31, 2004 & January 31, 2005	1,800,000	0.30 –	0.50	0.36	2008

The 1,800,000 agent options outstanding have an estimated fair value of $311,576, recognized as an increase to share issue costs. The fair value of these options granted was estimated at the date of grant using the Black-Scholes option

pricing model with the following weighted average assumptions: Risk free interest rate (%)	4.50%
Expected volatility (%)	100.00%
Expected life (years)	1 to 2

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Warrants

In relation to private placements, the Company has the following warrants outstanding:

	Number of Warrants	Price Range($)	Weighted Average Price ($)	Expiry Date

Balance ending, July 31, 2003	13,750,000	0.10 – 0.40	0.26	2004 – 2005
Issued	6,593,334	0.60 – 0.75	0.62	2005 – 2006
Exercised	(7,555,000)	0.10 – 0.40	0.22

Balance ending, July 31, 2004	12,788,334	0.10 – 0.75	0.51	2004 – 2006
Exercised	(10,000)	0.10	0.10

Balance ending, January 31, 2005	12,778,334	0.10 – 0.75	0.51	2004 - 2006

Cascadia International Resources Inc.

Notes to the Financial Statements

For the six months ended January 31, 2005

(Unaudited)

6.

Stock-Based compensation

The Company accounts for stock options granted to directors, officers, employees and consultants using the “fair value method”, whereby compensation is recorded equal to the fair value of the option granted over the term of vesting. During the fiscal year ended July 31, 2004, 1,573,000 options with an estimated fair value of $646,012 were granted. The fair value of options granted during 2004 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate (%)	4.50%
Expected volatility (%)	100.00%
Expected life (years)	1 to 2

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

7.

Per share amounts

Basic loss per share is calculated using the weighted average number of shares outstanding for the period. For purposes of the calculation, the weighted average number of shares outstanding was 35,960,020 (January 31, 2004 – 26,012,721).

Diluted per common share amounts have not been presented, as any effect is antidilutive.

8.

Financial instruments

On November 30, 2004 the Company announced that it has accepted the terms and conditions for Credit Facilities as offered by the National Bank of Canada. The revolving term loan has a maximum available credit of $500,000, bearing interest at prime plus two percent per annum, requiring repayment of interest only. By December 31, 2004 the outstanding amount of this Credit Facility was repaid and the Credit Facility terminated.

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

Fair value of financial instruments

The fair value of cash, accounts receivable, accounts payable and accruals approximates their carrying value due to the short-term maturities of these financial instruments.

9.

Related party transactions

During the first half, the Company has a payable to Yangarra Resources Inc. (“Yangarra”) of $41,612 (2004 - $76,855) for rent, supplies and office services. Yangarra is a public oil and gas company based in Calgary, Alberta. James G. Evaskevich, the President and a director of the Company is also the President, Chief Executive Officer and a director of Yangarra Resources Inc.

During the year, the Company had transactions related to administration and consulting of $43,840 with companies controlled by certain of the Company’s officers and directors.

An aggregate of $7,321 is payable to Burstall Winger LLP for legal fees and disbursements. A director of the Company is a partner of Burstall Winger LLP.

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Cascadia International Resources Inc.

Notes to the Financial Statements

For the six months ended January 31, 2005

(Unaudited)

10. Subsequent events

On March 3, 2005 the Company announced that it has made an offer to Novawest Resources Inc. to purchase its interest in the original Raglan property assemblage, the True North property and the Thunder property, all of which are located in Quebec. The offer has been presented to the Board of Directors of Novawest and its President for consideration. Cascadia has offered to purchase the properties for a purchase price of $4,000,000 to be payable by the issuance of 10,000,000 common shares of Cascadia from treasury with a deemed value of $0.40 per share. The closing price of the common shares of Cascadia on TSX Venture on March 2, 2005 was $0.29 per share. A condition of the offer is that the Cascadia Shares be distributed to the shareholders of Novawest on a pro rata basis as a dividend or a return of capital. Novawest’s book value for the assets of the Raglan property is less than $2 million based on publicly filed statements. The offer is open to acceptance until April 16, 2005 and is subject to the receipt of all necessary regulatory approval and the completion of due diligence by Cascadia. Cascadia’s management believes that the current impasse between Cascadia and NovaWest over the terms of the option agreement is not in the best interest of either group of shareholders. The offer to Novawest gives the shareholders of both companies the opportunity to have an effective 2005 exploration program in Raglan, Quebec and allows Novawest shareholders to continue to participate in the Raglan through its ownership of Cascadia shares.

On February 4, 2005 the Company announced that its election to participate in the third year of the Raglan Option agreement due February 15, 2005, between Cascadia and Novawest Resources Inc. has been deferred by Cascadia. Cascadia was not in a position to make its election at that time due to default conditions on the part of Novawest on a number of requirements of the Option Agreement.

Under the Option Agreement, Novawest is responsible for all expenditures exceeding 20% of the annual budget as set by the Management Committee. Therefore, Cascadia has demanded that Novawest refund Cascadia $132,985 immediately and review with Cascadia an additional $108,176 in expenditures for which Cascadia also demands repayment from Novawest. In addition, Cascadia has advised Novawest that a Joint Operating Agreement remains to be signed by Novawest as prescribed by the Option Agreement. Furthermore, several mining claims appeared to have been lost by Novawest without explanation or remedy. Also, Cascadia is currently conducting an audit of the first two years’ expenditure on Raglan by Novawest. Cascadia has also requested a response from Novawest to queries with respect to the implementation of the 2004 exploration season as planned by the Management Committee. In addition, Cascadia is also mystified by the outstanding invoices totaling $58,123 mentioned in Novawest’s press release dated February 25, 2005 as a review of Cascadia’s documents fail to reveal any invoice or prior notification of these amounts by Novawest to Cascadia.

Cascadia continues to have a high degree of confidence in the Raglan exploration play and it is Cascadia’s intention, at this time, to have a 2005 exploration program in place in time for a summer project. Cascadia currently owns 25% of the original Raglan assemblage, 35% of the True North block, and 50% of the Thunder Block.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascadia International Resources Inc.

Registrant

Dated:  April 5, 2005            Signed: /s/ James Evaskavich

James Evaskavich

President and Director

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